Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As confidentially submitted to the Securities and Exchange Commission on July 15, 2026.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Andersen Group Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7389	33-4630773
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Andersen Group Inc.

333 Bush Street

Suite 1700

San Francisco, California 94104

(415) 764-2700

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Mark L. Vorsatz

Chairman and Chief Executive Officer

Andersen Group Inc.

333 Bush Street

Suite 1700

San Francisco, California 94104

(415) 764-2700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jay K. Hachigian
Richard R. Hesp
Jeffrey R. Vetter
Alexa Belonick
Elena M. Vespoli
Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP
550 Allerton Street
Redwood City, California 94063

(650) 463-5335

William Deckelman Andersen Group Inc. 333 Bush Street Suite 1700 San Francisco, California 94104 (415) 764-2700	Christopher D. Lueking Scott W. Westhoff Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800 Chicago, IL 60611 (312) 876-7700

Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-accelerated Filer	☒	Smaller Reporting Company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act of 1933, as amended. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Issued     , 2026

    Shares

Class A Common Stock

The selling stockholders named in this prospectus are offering      shares of our Class A common stock. Our shares of Class A common stock are listed on the New York Stock Exchange (the NYSE) under the symbol “ANDG.” On     , 2026, the closing sales price of our shares of Class A common stock as reported on the NYSE was $     per share. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

Prior to the consummation of this offering, the selling stockholders will redeem Class X Aggregator Units (as defined herein) for an equal number of (i) Class X Umbrella Units (as defined herein) and (ii) shares of our Class B common stock currently held by Aggregator (as defined herein), and will subsequently redeem such Class X Umbrella Units (with the cancellation of the paired shares of Class B common stock) for the shares of our Class A common stock to be sold in this offering. See the sections titled “Principal and Selling Stockholders” and “Organizational Structure.”

We have two series of authorized common stock, Class A common stock and Class B common stock. Each share of our Class A common stock is entitled to one vote per share. Each share of our non-economic Class B common stock is entitled to ten votes per share. Aggregator holds all outstanding shares of our Class B common stock. Immediately after this offering, Aggregator will own approximately  % of the combined voting power of our outstanding capital stock. As a result, we are, and will remain after this offering, a “controlled company” within the meaning of the corporate governance standards of the NYSE.

Investing in our Class A common stock involves risks. See the section titled “Risk Factors” beginning on page 23.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

The selling stockholders have granted the underwriters an option to purchase up to an additional      shares of our Class A common stock at the public offering price less the underwriting discounts and commissions within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares of our Class A common stock to purchasers on or about     , 2026.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Baird	Truist Securities

    , 2026

Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PROSPECTUS

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses filed with the Securities and Exchange Commission. Neither we, the selling stockholders, nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We, the selling stockholders, and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of our Class A common stock. Our business, operating results, financial condition, and future prospects may have changed since that date.

For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

GLOSSARY

As used in this prospectus, unless we state otherwise or the context otherwise requires:

•	“2025 Form 10-K” refers to Andersen Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 27, 2026.

•	“2026 Q1 Form 10-Q” refers to Andersen Group’s Quarterly Report Form 10-Q for the quarter ended March 31, 2026, filed with the SEC on May 12, 2026.

•	“we,” “us,” “our,” “Andersen,” the “Company” and similar references refer to Andersen Group Inc. and, where applicable as context requires, its consolidated subsidiaries.

•

“Aggregator” refers to Andersen Aggregator LLC, a Delaware limited liability company and a holding company of which the equity owners include current Managing Directors and the selling stockholders in this offering.

•

“Aggregator LTIP Units” refers to the profits interests of Aggregator. Aggregator LTIP Units are economically similar to stock options. Each Aggregator LTIP Unit has a per-unit hurdle amount, which is economically similar to the exercise price of a stock option.

•

“Andersen Consulting” refers to Andersen Consulting Holdings L.P., a Delaware limited partnership of which Andersen Tax Holdings LLC is the sole member of the general partner of such limited partnership.

•	“Andersen Global” refers to Andersen Global, a Swiss verein, of which Andersen Tax LLC is a member.

•	“Andersen Group” refers to Andersen Group Inc., a Delaware corporation.

•	“Arthur Andersen” refers to the former Arthur Andersen & Co. or Arthur Andersen LLP, as context requires.

•	“AT Umbrella” refers to AT Umbrella LLC, a Delaware limited liability company and a direct subsidiary of Andersen Group.

•

“Class X Aggregator Units” refers to the common interest units in Aggregator, which are designated as Management Class X Aggregator Units and Investment Class X Aggregator Units corresponding to units exchanged in the reorganization transactions from MD Management LLC and MD Investment LLC, respectively.

•	“Class X Umbrella Units” refers to the common interest units in AT Umbrella.

•

“LTIP Units” refers to the profits interests of AT Umbrella. LTIP Units are economically similar to stock options. Each LTIP Unit has a per-unit hurdle amount, which is economically similar to the exercise price of a stock option.

•	“IPO” refers to the initial public offering of our Class A common stock, which closed on December 18, 2025.

•

“Managing Director” refers to a person who holds the title of Managing Director of Andersen Tax LLC, a Delaware limited liability company and an indirect subsidiary of Andersen Group, or a comparable position including certain persons who are members of an advisory board or equivalent of an affiliate of Andersen Tax LLC.

•	“Proxy Statement” means our definitive proxy statement on Schedule 14A filed with the SEC on April 30, 2026.

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. This summary contains forward-looking statements that involve risks and uncertainties. You should carefully read this prospectus in its entirety before investing in our Class A common stock, including the section titled “Risk Factors” in this prospectus, the documents incorporated by reference in this prospectus, and the consolidated financial statements and the related notes thereto incorporated by reference in this prospectus before making an investment decision.

ANDERSEN GROUP INC.

Overview

Our mission is to deliver exceptional client service grounded in integrity, transparency and excellence. Since our founding in 2002, we have experienced rapid and sustained growth, powered by our people, our values and our relentless commitment to innovative, client-focused solutions. Building on the rich traditions and culture of the former Arthur Andersen, we are driven by a bold vision to lead in a complex global marketplace, creating lasting value for our clients, our people and our investors.

We are a leading provider of independent tax, valuation and financial advisory services to individuals and family offices, businesses and institutional clients in the United States. We have strategically expanded our business to build an integrated platform of service offerings that enables us to solve our clients’ most complex tax and financial challenges. The success of our approach is reflected in our consistent growth to date, having delivered a revenue compound annual growth rate (CAGR) of 15% since 2003, the first full fiscal year following our formation, through December 31, 2025. We have achieved this by delivering specialized technical expertise combined with practical advice, supported by our widely recognized and strong firm culture, integrated services offerings and global capabilities. Our global reach is facilitated through our membership in Andersen Global, a Swiss association of over 300 member and collaborating firms.

Our differentiated approach to client service is rooted in our firm values that emphasize quality of service, collaboration and stewardship. We strive for excellence by leveraging the extensive experience of our Managing Directors, many of whom are thought leaders in their respective fields, and ensuring that they are deeply involved in client service through our low-leverage operating model. Our leadership team has created a collaborative working environment, ensuring that our clients benefit from high-functioning teams and access to Managing Directors across our multiple service lines. We also place a high premium on stewardship as we focus on nurturing our professionals’ development, fostering a vibrant workplace conducive to long-term careers and creating an environment of continuous learning. Taken together, our firm culture supports our resilient business and low employee turnover, enabling us to consistently deliver high-quality services to our clients.

Built on the legacy of Arthur Andersen, we believe our brand is one of the most globally recognized and respected names within professional services. Associated with commitment to the highest standards of professionalism, the Andersen brand stands for a culture of excellence, superior client service, deep talent and consistent growth. These defining qualities of our brand have helped serve as a catalyst for meaningful and sustained client growth and continue to drive our ability to attract new clients and talented professionals today.

Our ability to deliver exceptional client service is further bolstered by our membership in Andersen Global. As the founding member of Andersen Global, we have created a strategic set of relationships with member and collaborating firms worldwide, which enable us to better deliver services internationally at scale. With over

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

50,000 professionals and 3,000 partners operating in over 180 countries as of March 31, 2026, Andersen Global and its affiliates provide our clients with access to deep tax, legal and financial expertise that is differentiated from traditional multinational consulting firms and is complemented by on-the-ground experience with local business practices and regulations. Our foundational role in Andersen Global and the depth and breadth of expertise offered by its member and collaborating firms give us the ability to service our U.S. clients internationally.

We have built a multidimensional independent advisory firm with the ability to provide differentiated services across tax and financial services to address our clients’ most complex challenges. Our primary end-to-end services offerings include:

•

Private Client Services. We provide comprehensive tax and financial services for individuals and families, addressing complex client matters involving multigenerational wealth, charitable giving and trust and estate planning.

•

Business Tax Services. We offer a broad range of scalable, integrated tax-related consulting and compliance services for businesses, helping organizations with managing their tax planning, compliance and reporting needs effectively.

•

Alternative Investment Funds. We deliver comprehensive tax and financial services for a range of investment funds including family offices, funds of funds, hedge funds, private equity funds, venture capital funds and real estate investment trusts.

•	Valuation Services. We provide clients with in-depth, independent valuation expertise that helps clients navigate tax laws and regulations and comply with important regulatory requirements.

Since our inception, we have made a deliberate decision not to provide audit or related financial statement attestation services. As a result, we are not limited by the associated regulations to which audit firms are subject in the United States and internationally. This allows us to offer a comprehensive suite of non-audit services tailored to our clients’ specific needs, enabling us to build a differentiated, trusted relationship with them.

We meet our clients’ most critical needs because of our distinctly qualified and talented professionals. We have rapidly increased our headcount over the past several years, employing over 2,200 personnel in 27 locations across the United States as of March 31, 2026. In addition, through Andersen Global, we have a global reach that gives us access to additional professionals worldwide. In an industry in which access to talent is a critical differentiator, we believe we benefit from long staff tenure and low attrition rates that help us maintain long-lasting client relationships. As of December 31, 2025, our average Managing Director tenure exceeded ten years, and our average client-facing Director, Senior Manager and Manager tenure averaged 6 years. This low attrition rate reflects our focus on investing in and retaining our talent. Since our founding, we have never implemented any broad-based layoffs, despite having operated through several periods of significant economic uncertainty.

We attract a highly diverse range of clients across the United States and internationally. As of March 31, 2026, we had performed services for 10,870 client groups across the United States, representing an increase of 3% from March 31, 2025. Client groups often comprise multiple client engagements with different entities or individuals, such as multiple subsidiaries of an entity, multiple principals within a single private equity fund or multiple individuals or trusts within a single wealthy family. Accordingly, we had over 18,970 client engagements in the three months ended March 31, 2026 representing an increase of 2% from the three months ended March 31, 2025. During the three months ended March 31, 2026, we derived approximately 51% of our revenue from private client services, 34% from business tax services, 10% from alternative investment funds and 5% from valuation services. We believe that our exceptional level of service and the expertise that we provide has enabled us to build long-lasting client relationships. In 2025, over 70% of our revenue came from client groups that have engaged our services for more than three years.

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated

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We have a history of achieving significant and long-term growth since our founding. Our revenue has grown from $731.6 million in 2024 to $838.7 million in 2025, and from $208.1 million for the three months ended March 31, 2025 to $240.7 million for the three months ended March 31, 2026. We had a net loss of $130.2 million for the year ended December 31, 2025 compared to a net income of $134.8 million for the year ended December 31, 2024 and a net income of $17.7 million for the three months ended March 31, 2026 compared to $50.6 million for the three months ended March 31, 2025. Our Adjusted EBITDA Margin, which is a measure that is not calculated and presented in accordance with generally accepted accounting principles in the United States (GAAP), was 27% for the year ended December 31, 2025 compared to 20% for the year ended December 31, 2024 and was 30% for the three months ended March 31, 2026 compared to 28% for the three months ended March 31, 2025. See “Part I—Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” in our 2026 Q1 Form 10-Q and “Part II—Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” in our 2025 Form 10-K, in each case incorporated by reference in this prospectus, for the definition of Adjusted EBITDA Margin and a reconciliation of Adjusted EBITDA Margin to its most directly comparable GAAP financial measure.

Our Differentiated Approach

We were founded in 2002 by a team of experienced leaders and partners of the former Arthur Andersen who had a vision for a professional services firm that would deliver advice that was tailored, relevant and impactful for clients. We remain true to that vision, differentiating our services by offering specialized technical expertise, combined with practical advice, direct Managing Director involvement and access to international services through Andersen Global. These combined elements allow us to provide multidimensional, seamless service to our clients, who engage us to support them on their most complex, high-stakes matters.

Our operating model is powered by a widely recognized and strong firm culture based on shared values, integrated services offerings and investments in our people. Accordingly, our globally recognized brand enables us to attract and retain top talent which, in turn, reinforces client confidence. Our differentiated business is built on the following key drivers:

Our Firm Culture and Values

We have established a set of values to which Andersen professionals are held accountable and that define our culture: client service, collaboration and stewardship.

•

Quality Client Service. Our ambition is to set the standard for client service excellence. We achieve this by working with clients to understand their needs and deliver solutions that are relevant, practical and value-accretive. In doing so, we leverage the collective experience of our Managing Directors, many of whom have decades of real-world experience, aided by the fact that we do not have a mandatory retirement age. In addition, we operate a low Managing Director-to-professional operating model and high ratio of client-facing employees, resulting in greater direct Managing Director interaction, greater accountability for service delivery and timelier responsiveness to client needs.

Our ability to deliver quality client service is also supported by our investments in technology, particularly artificial intelligence (AI). By blending our thought leadership and industry expertise with capabilities from innovative technology vendors, we are able to enhance the accuracy, speed and scalability of delivery across our tax advisory, valuation and consulting offerings. Our focus on bringing together the best of human capital and technology enables us to deliver differentiated insights and outcomes for clients, while maintaining the high standards of quality and confidentiality that define our brand.

•	Collaboration and Teamwork. Our approach to collaboration and teamwork is founded on mutual trust and respect among colleagues. We have created a collaborative environment by encouraging open and

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

transparent communications, being highly responsive and creating incentives that align Managing Director interests around sharing client relationships. By fostering collaboration and teamwork, we put our best resources in front of each client, regardless of practice area or geographic location.

•

Stewardship. Andersen professionals are entrusted with preserving our culture so that the firm thrives as a vibrant workplace, while also providing opportunities for future generations to pursue successful careers serving clients. In particular, stewardship at Andersen means taking an active role in nurturing the development of our people, and providing them with a work environment and resources that foster their growth. We actively encourage an environment of continuous learning, in which individuals are engaged in on-the-job training, whether as mentors or as apprentices, and which in turn rewards tenure and discourages employee turnover. We believe that our focus on stewardship supports our business by creating an environment in which our professionals can enjoy long and rewarding careers. As of December 31, 2025, our average Managing Director tenure exceeded ten years, and our average client-facing Director, Senior Manager and Manager tenure averaged 6 years.

With our focus on these values, we have intentionally built a strong firm culture, while also building on the rich legacy and traditions of the former Arthur Andersen. By holding each other accountable for living up to our cultural standards, we believe we are positioned to continue delivering high-quality services to our clients.

A Globally Recognized Premium Brand

We believe that the Andersen brand remains one of the most globally recognized and respected names within the professional services industry and is a key differentiator, enabling us to:

•

Build a Culture of Excellence. The Andersen brand stands for a commitment to the highest standards of professionalism. Our professionals, many of whom trace their roots to the former Arthur Andersen, embody this culture at Andersen today. This commitment manifests itself in client services delivered in a manner that is clear, concise, concrete, convincing, practical and timely.

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Accelerate Growth and Improved Profitability. Building on the name recognition of the former Arthur Andersen, the Andersen brand helps us acquire new high-quality clients. In addition to growing our client base, the Andersen brand has helped drive improved profitability. In 2025, we increased average revenue per employee by 9% year-over-year to approximately $365,000.

•

Attract and Develop Top Talent. The Andersen brand has fueled our recruiting efforts and expansion. Andersen’s reputation for excellence and the highest standards of professionalism has helped strengthen our talent pipeline. In 2025, we had over 9,000 applicants for approximately 160 open associate and internship positions, and in the five-year period ended December 31, 2025, we attracted over 800 lateral hires with at least five years of experience.

Founding Member of Andersen Global, Enabling International Delivery at Scale

We are the founding member of Andersen Global, a Swiss association formed in 2013, which maintains and regulates the professional standards that its more than 300 member and collaborating firms have agreed to uphold when delivering services to clients internationally. Andersen Global is an association of legally separate, independent firms and is one of the largest professional services affiliations in the world, with more than 50,000 professionals and 3,000 partners operating in more than 180 countries as of March 31, 2026.

Since inception, Andersen Global has expanded significantly as member and collaborating firms have sought to align around the Andersen brand and the Andersen Global umbrella of shared cultural values. Our relationships with Andersen Global’s member and collaborating firms provide us with access to deep global tax, legal and financial expertise, complemented by on-the-ground understanding of local business practices and regulations. These relationships give us the ability to better service our U.S. clients internationally and serve as a channel for inbound referrals. While we were instrumental in founding Andersen Global and participate on its

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

governing Board, including with our CEO and Chairman, Mark Vorsatz, currently serving as its Global Chairman, we do not have any equity interest in the association or any other member or collaborating firm, and the association does not otherwise have separate financial results from the member or collaborating firms.

Independence

We have made a deliberate decision not to provide audit or related financial statement attestation services. This means that we can offer our clients a comprehensive suite of non-audit services, tailored to their specific needs, without being subject to the auditor independence rules and other restrictions that impact many of our competitors.

Integrated Services Platform Driving Our Multidimensional Business

In addition to our foundation as a leading tax practice, we have expanded our service offerings to include a broad array of capabilities. Our goal is to provide our clients with an integrated “one-stop shop” for their global advisory needs. We believe that this ability to bring multiple services lines together into a comprehensive set of offerings distinctly enables us to provide tailored, relevant solutions for each client. Our broad and growing platform of advisory services includes, but is not limited to:

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated

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Focus on Training and Development to Attract and Retain High-Quality Talent

In addition to a widely recognized and strong firm culture and emphasis on mentorship, we bolster our talent retention efforts with significant investments in training and development to ensure that our professionals are equipped with the expertise needed to support our clients.

We have built a series of core structured training programs that provide critical technical skills, industry knowledge and updates on latest tax regulations so that our professionals can deliver leading insights. Beyond our internal programs, we have a partnership with the University of San Francisco (USF), which provides tailored programs for our professionals to earn Masters of Business Administration (MBA), Masters of Laws in Taxation (LLM) or Masters of Legal Studies in Taxation (MLST) degrees. In 2025, we also launched an initiative with USF to integrate generative artificial intelligence (AI) into a professional tax practice and to equip our tax professionals to apply AI tools responsibly in their daily work. We also offer comprehensive professional qualification support by providing resources to assist with the Certified Public Accountant (CPA) exams, the Chartered Financial Analyst (CFA) exams, bar exams and other professional certifications. These programs and resources are provided at no cost to our employees, conducted remotely and scheduled outside of peak workflow periods.

These investments in training underscore our commitment to stewardship. We believe that our emphasis on this core component of our culture has enabled us to deliver high levels of employee retention which, in turn, enhances our ability to deliver consistent client services.

Differentiated Thought Leadership

Our commitment to service excellence is supported by our ability to deliver highly relevant, insightful technical advice, informed by our thought leadership. Our position as a thought leader in our areas of practice is driven by our senior leaders, many of whom are subject matter specialists within their respective fields and are widely recognized as leading experts. For example, Andersen Managing Directors and professionals are the authors of widely regarded resources and reference materials, including foundational publications such as the Tax Economics of Charitable Giving and Income Taxation of Fiduciaries and Beneficiaries. In addition, our professionals are regularly invited to share insights at professional events as speakers and panelists. Our widely circulated For the Record newsletter provides timely updates on key developments in tax and finance to our clients. Additionally, through the Andersen Institute for Finance and Economics, which we refer to as the Institute, we provide critical thought leadership regarding far-reaching topics such as technological innovation, climate change and decarbonization, rising levels of public debt and geopolitical developments. Our team of experts who contribute to the Institute include eminent scholars who are actively engaged, either as board members or with Institute events. The direct involvement of these individuals further enhances our ability to provide cutting-edge insights and advice to our clients.

Our Integrated Services Offerings

Since our founding, our strategy has been to build the firm as a platform that seamlessly meets the tax and business needs of individuals and family offices, businesses and institutional clients. Our teams build long-term, trusted client relationships by delivering solutions that are both technically sophisticated and, most importantly, practical. Our primary services presently include:

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Private Client Services. We serve as trusted advisors to some of the world’s most affluent families, family offices and high-net-worth individuals, addressing complex matters involving multigenerational wealth, charitable giving and trust and estate planning. Our Private Client Services practice encompasses a wide range of areas, including income tax planning, trust and estate planning, charitable giving, family office advisory, tax compliance, outsourced accounting and wealth management advisory.

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Business Tax Services. We offer a broad range of scalable, integrated tax-related consulting and compliance services for businesses. We help business enterprises manage their tax planning, compliance and reporting needs. Specifically, through our Business Tax Services practice, we offer the following services:

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M&A Transaction Services. We support clients by advising on tax-efficient deal structures, reviewing quality of earnings reports, conducting tax due diligence and developing negotiation strategies that help preserve, enhance and create value during the transaction lifecycle.

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State and Local Tax Services (SALT). Our nationwide SALT practice supports clients with state income tax planning and compliance, tax controversy, sales and use tax advisory, property tax advisory and unclaimed property and escheat services.

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International Tax Services (ITS). Our ITS practice helps multinational enterprises navigate the complexities of cross-border operations as their business models and supply chains evolve. These services include advice relating to tax-efficient structures for geographic expansion, as well as support with transfer pricing strategies, indirect transactions, financial reporting and risk management.

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Tax Technology Automation (TTA). Our nationwide TTA practice assists enterprises with designing, developing and implementing technology platforms and information services to manage their tax functions more efficiently and accurately.

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Alternative Investment Funds. We provide distinct, integrated services specifically for investment funds across their lifecycle. These include support with designing fund structures, production of private placement memoranda, fund accounting and administration, and compliance requirements for funds, fund managers and investors. Our client base in this sector includes family offices, private equity funds, hedge funds, real estate funds, venture capital funds and funds-of-funds.

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Valuation Services. We provide independent valuation analyses to support clients with their operational objectives and tax and financial reporting requirements. Our specific Valuation Services include:

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Tax Valuation. Our tax valuation and related advisory services help clients navigate tax laws and regulations related to asset valuation. We support clients with a variety of transaction-related compliance needs, including equity compensation; taxable reorganizations; purchase price allocations; inventory, real estate, machinery and equipment, intangible asset and goodwill valuations; net operating loss and built-in gains analyses; individual income tax needs such as charitable contributions; and estate and gift taxes.

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Financial Reporting. We help clients comply with important regulatory, market and fiduciary requirements. Our financial reporting services include valuations for business combinations and periodic impairment testing of long-lived assets.

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Fixed Asset and Real Estate Valuation. We provide integrated fixed asset and real estate valuations, with specialized expertise in machinery and equipment valuation, fixed asset reconciliation, cost segregation, real estate valuation and real estate consulting. Our services are used for a variety of purposes, including financial and tax reporting, income, gift and estate tax reporting, litigation and strategic assessments.

In addition to discrete service offerings, our capabilities are enhanced by our team of dedicated U.S. National Tax (USNT) professionals. Our USNT office is comprised of senior, experienced professionals with deep technical expertise covering areas such as tax analysis, issue development, legislation monitoring and tax controversy. Many of our USNT professionals formerly held senior positions at the Internal Revenue Service (IRS), the U.S. Department of Treasury and leading law firms.

Our ability to deliver these integrated capabilities is further underpinned by our investments in advanced technology platforms and a growing commitment to implementing AI across our service offerings. These investments include software and systems to support our tax and valuation services, as well as a number of

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated

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strategic alliances with leading third-party AI firms to access proprietary technologies and accelerate innovation across our service lines. In addition, we have entered into collaboration agreements with a number of additional firms offering distinctive AI solutions, further enhancing our ability to deliver market-leading capabilities and thought leadership to clients around the world. Our use of AI extends beyond our delivery of services to our clients and reaches how we operate our own business. For example, we are leveraging an AI platform to review due diligence materials, streamline process management and assist in contract negotiations in connection with our acquisition strategy.

Industry Background and Market Opportunity

Demand for our services is driven by several ongoing trends, including:

•

Increasingly complex operating environment creating greater financial and operational uncertainty. Substantial movements of capital and talent are impacting how wealth and business strategies are formulated. According to the United Nations World Investment Report, foreign direct investment inflows over the past decade have averaged more than $1.5 trillion per year, creating an increasingly broad web of cross-border connections that have increased operational complexity. These flows of capital and talent have heightened operational risk, financial risk and complexity for investors and businesses. These challenges are exacerbated by shifts in geopolitical interests; trade policies, including tariffs; and migration patterns that have injected additional uncertainty into the business environment.

•

Frequent changes to tax policy and legislation that require organizations to regularly adapt business practices. As nations struggle to address fiscal challenges brought about by macro trends such as aging populations, digitization and climate change, the pressure on tax policy to generate sufficient revenue has increased significantly. As a result, in many countries, governments have focused on devising myriad revisions to tax laws, placing increasingly onerous tax compliance burdens on investors and businesses. Many organizations are finding it difficult to meet the challenges of ongoing compliance. As a result, individuals and organizations require the services of a trusted firm to monitor and adapt to changes in tax policy.

•

Limited internal organizational capabilities to manage a changing environment. Organizations are increasingly struggling to source the talent needed to manage the demands of a changing operating environment, a trend exacerbated by a shortage of qualified financial experts, including CPAs. According to the Bureau of Labor Statistics, in the United States more than 340,000 CPAs left the profession between 2019 and 2023, creating staffing challenges for the many organizations that rely on accounting experts.

•

Convergence of finance, tax and legal matters require integrated client solutions. Finance, tax and legal matters are converging at an accelerating pace. This convergence means that many investors and businesses are seeking to engage a single firm, or a “one-stop shop,” that offers an integrated set of service offerings. This is particularly the case for corporate transactions, which may involve financial valuation, tax optimization and compliance with relevant corporate laws, as well as centralized coordination.

•

Independence and regulatory challenges that prevent service providers from effectively supporting clients. Despite growing demand for integrated services offerings, many larger providers, particularly those who offer audit and attestation services, often face both regulatory and independence challenges, which prevent them from providing a broader suite of services. These restrictions, combined with conflicts-of-interest concerns, limit the ability of audit firms to fully support their clients. This creates a further hurdle for many companies to obtain specialized expertise needed to address complex tax and financial matters. Given these industry trends, we believe our ability to deliver a comprehensive range of offerings positions us well to address a significant and growing market opportunity. According to IBISWorld, the tax advisory services market alone represented an annual opportunity in the United States of $60 billion in 2024.

Beyond this core market opportunity, our broader financial advisory services offerings, particularly in valuation and financial reporting services, provide immediate additional avenues for further growth. According to

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated

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IBISWorld, the combined annual market for broader non-audit related financial advisory and valuation services in the United States was $44 billion in 2024. In addition to these opportunities, we believe our expansion into broader consulting services via our relationship with Andersen Consulting will provide the opportunity to unlock significant new market opportunities to continue to grow our business. According to IBISWorld, the annual market for consulting services, including corporate strategy, organizational design, process and operations management, among others, represented a combined opportunity of $392 billion in 2024 in the United States alone.

Our Growth Strategies

We believe that our financial performance directly reflects our differentiated approach and that our commitment to maintaining our culture of client service, collaboration and stewardship will support further growth in the future. We believe we are in the early stages of addressing our substantial market opportunity and we intend to execute on several growth strategies, including:

•

Expand work with existing clients. We intend to continue expanding our relationships with existing clients by maintaining high service levels and, when appropriate, by recruiting experienced professionals who can provide additional services. Our core values of client service and collaboration have yielded a track record of expanding work with clients after an initial engagement. For example, since the commencement of their respective engagements with us, our ten largest client groups in 2025 have grown their aggregate contribution to our revenue by 5.4 times. The number of client groups that had a minimum annual spend of over $250,000 grew from 629 in 2024 to 687 in 2025. Leveraging our core value of superior client service, we intend to continue to seek opportunities to expand relationships with existing clients.

•

Attract new high-quality clients. We believe we have a significant opportunity to continue to further expand our client base. We have established ourselves as a leader within the tax and financial advisory sectors in the United States and believe our strong reputation for service excellence, our highly skilled multidisciplinary teams and our integrated cross-functional capabilities will continue to position us to win new clients going forward. Furthermore, the Andersen brand continues to be a valuable driver of business demand, with many clients associating the Andersen brand with professionalism and service excellence. We intend to invest in marketing initiatives to further strengthen our brand awareness among potential clients, providing us with additional opportunities to attract new clients.

•

Expand and add new service offerings. Our differentiated approach has helped to establish our reputation as a leading provider for tax and financial advisory services. We believe our strong reputation will help us to significantly expand the scope and scale of our service offerings. For example, we plan to target expanding the scope of our services in the near-term in areas including consulting, investment banking, global mobility and international legal services. We also believe that Andersen Consulting remains one of the most widely recognized and respected legacy brand names in professional services. We believe our relationship with Andersen Consulting will enable us to rapidly scale our ability to offer a broader range of consulting services globally.

•

Inorganic growth opportunities. Since our IPO, we have closed      acquisitions and business combinations of Andersen Global member firms, and have announced our entry into definitive agreements for an additional      transactions expected to close in the third quarter of 2026. We intend to continue to pursue potential acquisitions of complementary businesses where we believe there is a strong cultural fit, as evidenced by alignment with our core values. While we will continue to be selective in our approach to acquisitions, we believe there is a strong pipeline of inorganic opportunities, particularly as we look to expand our geographic footprint and consulting practice, both domestically and internationally.

•

Expand business internationally. We intend to continue leveraging the Andersen brand’s strong global recognition and association with the highest standards of professionalism and service excellence to open new opportunities outside the United States. We believe our relationship with Andersen Global, as well as the Andersen Consulting brand, provide us with clear opportunities to expand our international presence, both through closer partnership with member and collaborating firms and through future acquisitions and business combinations.

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated

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Summary of Principal Risks Affecting our Business

Investing in our Class A common stock involves risk. You should carefully consider all the information in this prospectus prior to investing in our Class A common stock. These risks are discussed more fully in the section titled “Risk Factors” and in our 2025 Form 10-K. These risks and uncertainties include, but are not limited to, the following:

•	We may not be able to maintain or increase our historical revenue growth or achieve or maintain profitability in the future.
•

Our business depends on generating and maintaining client demand, including through the adaptation and expansion of our services, and a significant reduction in such demand could materially affect our results of operations.

•	We may be unable to effectively manage our growth, which could place significant strain on key personnel, as well as our systems and other resources.
•	We may not be successful at integrating or managing future acquisitions or business combinations.
•	Our competitiveness and success depend substantially on the continuing efforts of our CEO and Chairman, Mark Vorsatz, our senior Managing Directors and other key personnel.
•	If we cannot maintain our firm culture as we grow and operate as a public company, our success and our business may be harmed.
•	Failure to maintain our reputation and brand could impact our ability to attract and retain clients, employees and future acquisition targets and business combinations, and may harm our business.
•	Our ability to staff client engagements, maintain relationships with clients and drive future growth depends on our ability to recruit, train and retain qualified professionals.
•	If we were to be held liable for alleged errors, omissions, illegal practices or other misconduct in providing our services to clients, our brand and reputation could be harmed.
•	We may enter into or invest in new lines of business or engage in other strategic initiatives that may fail to generate revenue and result in additional risks to our business.
•	If we fail to compete effectively, we may miss business opportunities or lose existing clients, and our revenue may decline.
•

We may experience quarterly fluctuations in our operating results, as well as our key metrics, due to a number of factors that make our future results difficult to predict and could cause our operating results to fall below market expectations or guidance we may provide.

•	Rapid technological changes, including the widespread adoption of AI, could significantly impact our competitive position, client relationships and results of operations.
•	We may face legal, reputational and financial risks relating to cybersecurity incidents or attacks affecting us.
•

We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

•

Our principal asset is our interest in AT Umbrella LLC and, accordingly, we depend on distributions from AT Umbrella LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement, which distributions AT Umbrella LLC may be restricted from making.

•

The dual-class structure of our common stock has the effect of concentrating voting control with Aggregator, which holds in the aggregate 98.7% of the combined voting power of our outstanding capital stock. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any major corporate transaction requiring stockholder approval, including change of control transactions.

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated

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Organizational Structure

Andersen Group Inc. is a holding company and our sole material asset is our indirect ownership interests in Andersen Tax Holdings LLC. As of March 31, 2026, Andersen Group Inc. owned approximately 11.4% of the Class X Umbrella Units in AT Umbrella LLC, which in turn owns 100% of the common units of Andersen Tax Holdings LLC. As of March 31, 2026, Aggregator owned the remaining 88.6% of the Class X Umbrella Units in AT Umbrella LLC. Andersen Tax Holdings LLC in turn owns all ownership interests in Andersen Tax LLC. Prior to the completion of the IPO, we completed an internal reorganization through a series of transactions, which we refer to as the “reorganization transactions.” Immediately following the IPO and the related reorganization transactions, the holders of our Class A common stock collectively owned 100% of the economic interests in Andersen Group Inc. and had 1.3% of the voting power of Andersen Group Inc. Immediately following the IPO and the related reorganization transactions, Aggregator owned the remaining 98.7% of the voting power of Andersen Group Inc. through ownership of 100% of the outstanding shares of our Class B common stock. Aggregator is a Delaware limited liability company owned and controlled by the Managing Directors and related persons who, prior to the reorganization transactions, were the existing indirect owners of Andersen Tax Holdings LLC.

The Class X Umbrella Units owned by Aggregator are redeemable at the election of Aggregator or its members for shares of our Class A common stock or, at Andersen Group Inc.’s election, for cash (based on the volume-weighted average market price of our Class A common stock), and such exchange, at Andersen Group Inc.’s election, may be effected as a direct exchange of cash or Class A common stock for Class X Umbrella Units (and the cancellation of paired shares of Class B common stock) in lieu of such redemption. Upon such exchange, an equivalent number of shares of Class B common stock will be cancelled. In connection with the exchange of Aggregator LTIP Units for Class X Aggregator Units prior to a redemption of such Class X Aggregator Units, Aggregator may exchange its vested LTIP Units corresponding to such Aggregator LTIP Units for a number of Class X Umbrella Units equal to the amount to which Aggregator would be entitled to receive on account of such LTIP Units if the fair market value of AT Umbrella LLC (as reasonably determined by the managing member of AT Umbrella LLC) was distributed to the members in liquidation of AT Umbrella LLC divided by the amount to which we would be entitled to receive on account of one Class X Umbrella Unit if the fair market value of AT Umbrella LLC (as reasonably determined by the managing member of AT Umbrella LLC) was distributed to the members in liquidation of AT Umbrella LLC.

Andersen Group Inc.’s only business is acting as the sole manager of AT Umbrella LLC and, in that capacity, we operate and control all of the business and affairs of AT Umbrella LLC and we consolidate the financial results of AT Umbrella LLC and its subsidiaries, including Andersen Tax Holdings LLC and Andersen Tax LLC.

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated

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The following diagram depicts Andersen Tax Holdings LLC’s organizational structure prior to the reorganization transactions and the IPO. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within Andersen Tax Holdings LLC’s organizational structure.

Current and Former Managing Directors and Related Persons
MD Management, LLC (DE LLC)
MD Investment, LLC (DE LLC)
Andersen Tax Holdings LLC (DE LLC)
Andersen Tax LLC (DE LLC)

The following diagram depicts our organizational structure as of March 31, 2026 and does not take into account the CA Notes and HO Note for purposes of calculating the percentage economic interests in AT Umbrella LLC. As of March 31, 2026, there were 98,826,563 shares of Class B common stock outstanding, which equals the sum of the total number of Class X Umbrella Units and LTIP Units held by Aggregator. Each LTIP Unit has a per-unit hurdle amount, which is economically similar to the exercise price of a stock option. LTIP Units are subject to a provision allowing their holder to receive additional distributions after satisfying the hurdle amount of the unit. Once the hurdle amount is surpassed, a catch-up adjustment ensures that the holder of such LTIP Unit receives distributions equivalent to what such holder would have received if the hurdle amount

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated

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had not been applied, up to the agreed-upon cumulative amount. This chart is provided for illustrative purposes only and does not represent all legal entities within our organization:

As of March 31, 2026, Andersen Aggregator LLC held 97,850,000 Class X Umbrella Units and 976,563 LTIP Units, representing 88.6% economic interest in AT Umbrella LLC, excluding the CA Notes and HO Note, and Andersen Group Inc. held 12,650,000 Class X Umbrella Units, representing 11.4% economic interest in AT Umbrella LLC, excluding the CA Notes and HO Note.

For more information regarding our historical organizational structure and the reorganization transactions, see the section titled “Organizational Structure.”

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated

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Channels for Disclosure of Information

We announce material information to the public through filings with the SEC, the investor relations page on our website, press releases, public conference calls, public webcasts and our LinkedIn feed.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Controlled Company Status

Aggregator owns approximately 98.7% of the combined voting power of our outstanding capital stock. Immediately after this offering, assuming an offering size as set forth on the cover page of this prospectus, Aggregator will own approximately  % of the combined voting power of our outstanding capital stock through its ownership of all of our Class B common stock. Aggregator will therefore continue to have the ability to determine all matters requiring approval by our stockholders, including the election of our directors, amendment of our governing documents, and approval of certain major corporate transactions. Because Aggregator controls a majority of the voting power of our outstanding capital stock, Andersen Group Inc. is a “controlled company” within the meaning of the corporate governance standards of the NYSE, and therefore we are permitted to, and we intend to continue to, elect not to comply with certain corporate governance requirements thereunder.

Corporate and Other Information

Andersen Group Inc. was formed as a Delaware corporation in April 2025. Prior to the IPO, Andersen Group Inc. had no material assets and did not engage in any business or other activities except in connection with the reorganization transactions. After the completion of the IPO, Andersen Group Inc. is the managing member of Andersen Tax Holdings LLC, which was originally organized under the name WTAS Holdings LLC in December 2007 in connection with a management buyout transaction from HSBC USA Inc. Andersen Tax Holdings LLC owns the main operating entity, Andersen Tax LLC. Andersen Tax LLC was previously known as WTAS LLC, which was the successor entity to Wealth and Tax Advisory Services, Inc., which was founded in 2002. In 2014, we acquired the rights to the Andersen trademarks and rebranded ourselves as Andersen Tax Holdings LLC and Andersen Tax LLC. Our principal executive offices are located at 333 Bush Street, Suite 1700, San Francisco, California 94104. Our telephone number is (415) 764-2700. Our website address is www.andersen.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus.

“Andersen” and the “Door” logo, and other trademarks or service marks of Andersen Group Inc. appearing or incorporated by reference in this prospectus are the property of Andersen Group Inc. or Andersen Tax LLC. This prospectus contains or incorporates by reference additional trade names, trademarks, and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to or incorporated by reference in this prospectus may appear without the ® or ™ symbols.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

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•

an exemption from implementation of new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

•	reduced disclosure obligations regarding executive compensation arrangements; and
•	no requirement to seek nonbinding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of some or all these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO, (b) in which our annual gross revenue is $1.235 billion or more, or (c) in which we are deemed to be a “large accelerated filer,” under the rules of the SEC, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we are not subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financials to those of other public companies more difficult. In addition, the information that we provide or incorporate by reference in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. Further, it is possible that some investors will find our Class A common stock less attractive as a result of these elections, which may result in a less active trading market for our Class A common stock and higher volatility in our stock price.

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THE OFFERING

Class A common stock offered by the selling stockholders	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class A common stock to be outstanding immediately after this offering

   shares (or   shares if all outstanding Class X Umbrella Units held by Aggregator were redeemed for a corresponding number of newly issued shares of Class A common stock). In the event the underwriters do not exercise in full their option to purchase additional shares of Class A common stock, the selling stockholders will continue to hold such portion of the Class A common stock that was received in the redemption process described elsewhere in this prospectus but is not sold in this offering. See the section titled “Organizational Structure.”

Class B common stock to be outstanding immediately after this offering	shares

Total Class A common stock and Class B common stock to be outstanding immediately after this offering	shares

Voting power held by holders of Class A common stock after giving effect to this offering	%

Voting power held by holders of Class B common stock after giving effect to this offering	%

Use of proceeds

We will not receive any proceeds from the sale of the shares of our Class A common stock offered by the selling stockholders (including any sales pursuant to the underwriters’ option to purchase additional shares from the selling stockholders).

Controlled company status

Immediately after this offering, assuming an offering size as set forth on the cover page of this prospectus, Aggregator will own approximately  % of the combined voting power of our outstanding capital stock. Aggregator will therefore continue to have the ability to determine all matters requiring approval by stockholders, including the election of directors, amendment of our governing documents and approval of major corporate transactions. Because Aggregator controls a majority of the voting power of our outstanding capital stock, Andersen Group Inc. is a “controlled company” within the meaning of the corporate

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated

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governance standards of the NYSE, and therefore we are permitted to, and we intend to continue to, elect not to comply with certain corporate governance requirements thereunder.

Voting rights

Each share of our Class A common stock entitles its holder to one vote per share, representing an aggregate of  % of the combined voting power of our outstanding capital stock upon the completion of this offering.

Each share of our Class B common stock entitles its holder to ten votes per share, representing an aggregate of  % of the combined voting power of our outstanding capital stock upon the completion of this offering.

All series of our common stock generally vote together as a single class on all matters submitted to a vote of our stockholders. See the section titled “Description of Capital Stock.”

Dividend policy

We do not expect to pay any dividends or other distributions on our Class A common stock in the foreseeable future. Holders of our non-economic Class B common stock are not entitled to participate in any cash dividends declared by our board of directors. Subject to funds being legally available, we intend to cause AT Umbrella LLC to make distributions to Andersen Group Inc., the other Class X Umbrella Unit holders and the LTIP Unit holders in an amount at least sufficient to allow us, the other Class X Umbrella Unit holders and the LTIP Unit holders to pay all applicable taxes and (in our case) to make payments under the Tax Receivable Agreement. See the section titled “Dividend Policy.”

Exchange rights of holders of Class X Umbrella Units

Aggregator or its members may redeem Class X Umbrella Units for shares of Class A common stock on a one-for-one basis or, at Andersen Group Inc.’s election, for cash (based on the volume-weighted average market price of our Class A common stock). An equivalent number of shares of Class B common stock will be cancelled. In connection with the exchange of Aggregator LTIP Units for Class X Aggregator Units prior to a redemption of such Class X Aggregator Units, Aggregator may exchange its vested LTIP Units corresponding to such Aggregator LTIP Units for a number of Class X Umbrella Units equal to the amount to which Aggregator would be entitled to receive on account of such LTIP Units if the fair market value of AT Umbrella LLC (as reasonably determined by the managing member of AT Umbrella LLC) was distributed to the members in liquidation of AT Umbrella LLC divided by the amount to which we would be entitled to receive if the fair market value of AT Umbrella LLC (as reasonably determined by the managing member of AT Umbrella LLC) was distributed to the members in

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liquidation of AT Umbrella LLC on account of one Class X Umbrella Unit. See the section titled “Organizational Structure-Redemption Rights.”

Tax Receivable Agreement

Prior to the IPO, Andersen Group entered into the Tax Receivable Agreement with Aggregator, which requires us to pay to certain holders of Class X Umbrella Units who are or may become parties to the Tax Receivable Agreement (the TRA Parties) from time to time 85% of the amount of tax benefits, if any, that we actually realize (or in some circumstances that we are deemed to realize) as a result of (i) any increase in tax basis in the assets of AT Umbrella LLC and its flow-through subsidiaries resulting from purchases of Class X Umbrella Units from such Class X Umbrella Unit holders with the proceeds of the IPO or redemption of Class X Umbrella Units for shares of our Class A common stock or cash following the IPO; and (ii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement. See the section titled “Organizational Structure-Tax Receivable Agreement.”

Risk factors

See the section titled “Risk Factors” herein and in our 2025 Form 10-K, which is incorporated by reference in this prospectus, for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Certain U.S. federal income tax consequence to non-U.S. holders

For a discussion of certain U.S. federal income tax consequences that may be relevant to non-U.S. stockholders, see the section titled “Material U.S. Federal Tax Consequences to Non-U.S. Holders of Our Common Stock.”

NYSE trading symbol	“ANDG”

The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering, as well as our presentations of economic and voting power in this prospectus, are based on the shares of common stock of Andersen Group Inc. and membership interests of AT Umbrella LLC outstanding as of March 31, 2026, and exclude:

•	822,214 shares of Class A common stock issued in connection with certain acquisitions and business combinations since March 31, 2026;

•	shares of Class A common stock issued upon the redemption of Class X Aggregator Units held by the selling stockholders for Class X Umbrella Units;

•

98,826,563 shares of Class A common stock reserved for issuance upon the redemption or exchange of Class X Umbrella Units and LTIP Units (together with corresponding shares of our Class B common stock) as of March 31, 2026;

•	707,823 shares of Class A common stock reserved for issuance upon the redemption of LTIP Units (together with corresponding shares of our Class B common stock) issued since March 31, 2026;

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•	12,290,828 shares of Class A common stock reserved for future issuance under our 2025 Equity Incentive Plan (2025 Plan) as of March 31, 2026;

•	5,161,003 shares subject to restricted stock units (RSUs) outstanding under our 2025 Plan as of March 31, 2026; and

•	61,231 RSUs granted under our 2025 Plan since March 31, 2026.

Our 2025 Plan also provides for automatic annual increases in the number of shares reserved under this plan, as more fully described in “Equity Compensation Plan Information” in our Proxy Statement incorporated by reference in this prospectus.

Unless otherwise indicated, this prospectus reflects and assumes that all outstanding LTIP Units will be converted on a one-to-one basis.

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SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present the summary consolidated financial and other data for the periods and at the dates indicated. Andersen Group Inc. is a holding company, and its sole material asset is its indirect ownership interests in Andersen Tax Holdings LLC through its ownership of approximately 11.4% of the Class X Umbrella Units in AT Umbrella LLC, which in turn owns all ownership interests in Andersen Tax LLC. As the managing member of AT Umbrella LLC, Andersen Group Inc. operates and controls all of the business and affairs of AT Umbrella LLC and its subsidiaries, including Andersen Tax Holdings LLC and Andersen Tax LLC.

The summary condensed consolidated statements of operations data presented below for the three months ended March 31, 2026 and 2025 and the summary condensed consolidated balance sheet data presented below as of March 31, 2026 has been derived from the unaudited condensed consolidated financial statements included within the 2026 Q1 Form 10-Q incorporated by reference in this prospectus.

The summary consolidated statements of operations data and statements of cash flows data presented below for the years ended December 31, 2025, 2024 and 2023 and the summary consolidated balance sheet data presented below as of December 31, 2025 and 2024 have been derived from our consolidated financial statements included within the 2025 Form 10-K incorporated by reference in this prospectus.

Andersen Group Inc. had no significant business transactions or activities prior to the reorganization transactions and the IPO, and, as a result, the historical financial information reflects that of Andersen Tax Holdings LLC and its subsidiaries.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Historical results are not necessarily indicative of the results expected for any future period. You should read the summary historical consolidated financial data below, together with “Part I—Item 1—Financial Statements,” “Part I—Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the unaudited condensed consolidated financial statements and related notes thereto included in our 2026 Q1 Form 10-Q and “Part II—Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Part II—Item 8—Financial Statements and Supplementary Data,” and the historical consolidated financial statements and related notes thereto included in our 2025 Form 10-K, in each case incorporated by reference in this prospectus.

	Unaudited
	Three Months Ended March 31,		Year Ended December 31,
	2026	2025	2025	2024	2023
	($ in thousands)
Consolidated Statement of Operations Data:
Revenue	$240,746	$208,067	$838,692	$731,593	$639,111

Operating expenses:
Cost of services (excluding depreciation and amortization)	166,381	117,963	595,085	461,777	399,900
Sales, general and administrative	48,011	35,362	176,732	131,947	114,661
Equity restructuring costs	-	-	193,163	-	-
Depreciation and amortization	2,274	2,095	9,005	8,325	7,691

Total operating expenses	216,666	155,420	973,985	602,049	522,252

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	Unaudited
	Three Months Ended March 31,		Year Ended December 31,
	2026	2025	2025	2024	2023
	($ in thousands)
Operating income (loss)	24,080	52,647	(135,293)	129,544	116,859
Interest income	1,879	1,200	4,166	4,524	2,660
Interest expense	(6,234)	(143)	(1,436)	(64)	(138)
Other income, net	826	1,002	5,391	3,192	1,559

Income (loss) before income tax expense	20,551	54,706	(127,172)	137,196	120,940
Income tax expense	2,813	4,130	2,997	2,395	2,257

Net income (loss)	$17,738	$50,576	$(130,169)	$134,801	$118,683

	Unaudited
	As of March 31, 2026	As of December 31,
		2025	2024
	($ in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$206,814	$250,280	$87,993
Working capital (1)	261,464	216,231	151,936
Accounts receivable, net allowance for credit losses	213,567	123,418	117,848
Investments in held-to-maturity debt securities	5,098	8,179	22,485
Total assets	608,570	565,140	398,687
Total liabilities	579,875	593,517	202,438
Redeemable noncontrolling interest	-	106,354	-
Total stockholders’ equity (deficit)/members’ equity	28,695	(134,731)	196,249

(1)

We define working capital as current assets less current liabilities. See the consolidated financial statements of Andersen Group Inc. and related notes thereto included in our 2025 Form 10-K incorporated by reference in this prospectus for further details regarding current assets and current liabilities.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin (collectively, Non-GAAP Financial Measures) to help us evaluate our business. We believe that the Non-GAAP Financial Measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance. We also believe that the Non-GAAP Financial Measures can enhance an investor’s understanding of our financial and operating performance from period to period, because they exclude certain items relating to income tax expense, interest, depreciation and amortization, equity-based compensation, and transaction costs which are not necessarily reflective of our ongoing operations and performance. However, the Non-GAAP Financial Measures are presented for supplemental informational purposes only, have limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of the limitations of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin include that they exclude certain tax payments that may reduce cash available to us, do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future, and do not reflect changes in, or cash requirements for, our working capital needs. Some of the limitations of Adjusted Net Income and Adjusted Net

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Income Margin include that they exclude the impact of expenses related to transaction activities, certain equity restructuring expenses and certain components of equity-based compensation.

Other companies, including companies in the professional services industry, may calculate similarly titled non-GAAP financial measures differently or may use other measures to evaluate their performance, any of which could reduce the usefulness of our Non-GAAP Financial Measures as tools for comparison. See “Part I— Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” in our 2026 Q1 Form 10-Q and “Part II—Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” in our 2025 Form 10-K, in each case incorporated by reference in this prospectus, for the definitions of EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin and a reconciliation for each Non-GAAP Financial Measure to its most directly comparable GAAP financial measure. Investors are encouraged to review the related GAAP financial measures and the reconciliation of the Non-GAAP Financial Measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

The following table summarizes non-GAAP financial measures (along with the most directly comparable GAAP measures) for the periods indicated:

	Unaudited
	Three Months Ended March 31,		Year Ended December 31,
	2026	2025	2025	2024	2023
		($ in thousands)
Net Income (Loss)	$17,738	$50,576	$(130,169)	$134,801	$118,683
Adjusted Net Income (unaudited)	62,858	55,228	217,000	136,382	118,683
EBITDA (unaudited)	27,180	55,744	(120,897)	141,061	126,109
Adjusted EBITDA (unaudited)	72,300	57,177	226,332	142,654	126,109
Revenue	240,746	208,067	838,692	731,593	639,111
Net Income (Loss) Margin (unaudited)	7.4%	24.3%	(15.5)%	18.4%	18.6%
Adjusted Net Income Margin (unaudited)	26.1%	26.5%	25.9%	18.6%	18.6%
Adjusted EBITDA Margin (unaudited)	30.0%	27.5%	27.0%	19.5%	19.7%

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, as well as those contained in our 2025 Form 10-K, including the information set forth under “Item 1A—Risk Factors,” together with the other information contained or incorporated by reference in this prospectus before deciding whether to invest in shares of our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, financial condition, liquidity, operating results, and prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See the section titled “Special Note Regarding Forward-Looking Statements” in this prospectus.

Risks Related to This Offering and Our Class A Common Stock

The dual-class structure of our common stock has the effect of concentrating voting control with Aggregator. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any major corporate transaction requiring stockholder approval, including change of control transactions.

Our Class B common stock has ten votes per share, and our Class A common stock has one vote per share. Aggregator holds all outstanding shares of our Class B common stock. Aggregator held approximately 98.7% of the combined voting power of our outstanding capital stock as of March 31, 2026. Immediately after this offering, Aggregator will own approximately % of the combined voting power of our outstanding capital stock.

As a result, we are, and will remain after this offering, a “controlled company” within the meaning of the corporate governance standards of the NYSE, and Aggregator will be able to continue to control all matters submitted to our stockholders for approval.

This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interests as one of our stockholders.

Further, we cannot predict whether our dual-class structure, combined with the concentrated control of Aggregator, will result in a lower or more volatile market price of our Class A common stock or in negative publicity or other adverse consequences.

We are an “emerging growth company” and we expect to continue to rely on reduced public company reporting requirements, which could make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we are eligible for certain exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years after our IPO. However, if certain events occur prior to the end of such five-year period, including if we become a

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“large accelerated filer,” our annual gross revenue exceeds $1.235 billion, or we issue more than $1.0 billion of non-convertible debt securities in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have made certain elections with regard to the reduced disclosure obligations regarding executive compensation in our filings and may elect to take advantage of other reduced disclosure obligations in future filings. As a result, the information that we provide to holders of our Class A common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our Class A common stock less attractive as a result of our reliance on these exemptions. If some investors find our Class A common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our Class A common stock and the market price for our Class A common stock may be more volatile.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act to delay adoption of new or revised accounting standards until such time as those standards apply to private companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We are a “controlled company” within the meaning of NYSE rules and, as a result, qualify for, and intend to continue to rely on, exemptions and relief from certain corporate governance requirements. You do not have the same protections afforded to stockholders of companies that are subject to such requirements.

Aggregator held approximately 98.7% of the combined voting power of our outstanding capital stock as of March 31, 2026. Immediately after this offering, Aggregator will own approximately % of the combined voting power of our outstanding capital stock. Aggregator therefore has the ability to determine all matters requiring approval by our stockholders, including the election of our directors, amendment of our governing documents, and approval of major corporate transactions. Because Aggregator controls a majority of the voting power of our outstanding capital stock, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, namely the requirements to have a majority of directors be independent, to have a compensation committee and to have an independent nominating function. A majority of our board of directors are independent and we have an independent compensation committee in addition to an independent audit committee. While our compensation committee is fully independent, certain actions typically taken by a compensation committee under NYSE rules are instead taken by the full board in reliance on the “controlled company” exemption, including that our full board of directors determines and approves our CEO’s compensation, based on recommendations from our compensation committee. In addition, we do not have a nominating committee. The typical functions of this committee are addressed by our full board of directors. For as long as the “controlled company” exemption is available, our board of directors in the future may not consist of a majority of independent directors and may not have an independent nominating committee or compensation committee. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE rules regarding corporate governance. Use of the controlled company exemptions could cause our Class A common stock to be less attractive to certain investors or otherwise cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock in the public market by the selling stockholders in this offering, or the perception that such sales may occur, could cause the market price of our Class A common stock to decline.

As of March 31, 2026, we had 12,650,000 shares of Class A common stock outstanding, excluding 98,826,563 shares of Class A common stock that would be issued if all outstanding Class X Umbrella Units and

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LTIP Units held by Aggregator were exchanged for a corresponding number of newly issued shares of Class A common stock. All of the shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act. The shares of Class A common stock that would be issued if all outstanding Class X Umbrella Units and LTIP Units held by Aggregator were redeemed and exchanged for a corresponding number of newly issued shares of Class A common stock, will be deemed “restricted securities,” as that term is defined under Rule 144 of the Securities Act.

Our executive officers and directors and the selling stockholders are subject to lock-up restrictions with the underwriters during the period ending 90 days after the date of this prospectus that prevent them from selling their shares prior to the expiration of this lock-up period, subject to certain exceptions. Robert W. Baird & Co. Incorporated and Truist Securities, Inc. may permit our executive officers or directors or the selling stockholders to sell shares prior to the expiration of the restrictive provisions contained in the “lock-up” agreements with the underwriters. Managing Directors and their related holders who have redeemed their Class X Umbrella Units prior to this offering, but who are not participating as selling stockholders in this offering, are subject to transfer restrictions in regards to the shares of Class A common stock they receive upon such redemption during the period ending 90 days after the date of this prospectus. In addition, Mr. Vorsatz, our Chairman and Chief Executive Officer, previously entered into an additional lock-up restriction with us that prevents him from selling his shares during a period ending 18 months after the date of the IPO, which restriction may only be waived by our board of directors. See the sections titled “Description of Capital Stock—Redemption, Transferability and Exchange” and “Underwriting” for a more complete description of the lock-up agreements that we, our executive officers and directors and the selling stockholders have entered into with the underwriters and pursuant to agreements with us.

After the lock-up agreements and related transfer restrictions pertaining to this offering and the IPO expire, up to an additional      shares of Class A common stock (which are issuable upon redemption and exchange of an equal amount of Class X Umbrella Units and LTIP Units and forfeiture of corresponding shares of Class B common stock) will be eligible for sale in the public market, subject to various vesting and transfer restrictions, including those described in the section titled “Organizational Structure—Vesting and Transfer Restrictions of Aggregator Members.” The market price of our Class A common stock could decline as a result of the sale of a substantial number of our shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

Future sales and issuances of our Class A common stock or rights to purchase or acquire common stock, including upon redemption of Class X Umbrella Units, could result in additional dilution to our stockholders and could cause the market price of our Class A common stock to decline.

After this offering, we will have      shares of Class A common stock authorized but unissued, including      shares of Class A common stock issuable upon redemption and exchange of Class X Umbrella Units and LTIP Units and forfeiture of corresponding shares of Class B common stock that will be held by Aggregator. We may issue additional Class A common stock, convertible securities, preferred stock or other equity following the completion of this offering. We will also admit new Managing Directors from time to time, who we currently expect will become indirect owners of Class X Umbrella Units or LTIP Units of AT Umbrella LLC along with paired shares of Class B common stock, each held indirectly through Aggregator. LTIP Units are exchangeable into Class X Umbrella Units when certain conditions are met. We may alternatively admit new Managing Directors to whom we will issue Class A common stock and/or Class B common stock. We also expect to issue Class A common stock to our employees, directors, and other service providers pursuant to our equity incentive plan.

Such issuances could be dilutive to investors and could cause the market price of our Class A common stock to decline. New investors in such issuances could also receive rights senior to those of holders of our Class A common stock. Similarly, the AT Umbrella Limited Liability Company Agreement permits AT Umbrella LLC to issue an unlimited number of additional limited liability company interests of AT Umbrella LLC with

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated

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designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the Class X Umbrella Units, and which may be redeemable for shares of our Class A common stock. In the future, we may also issue additional securities if we need to raise capital, including, but not limited to, in connection with acquisitions, which could constitute a material portion of our then-outstanding shares of Class A common stock. Any such issuance could substantially dilute the ownership and voting power of our existing stockholders and cause the market price of our Class A common stock to decline.

We have filed one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock issued pursuant to our 2025 Equity Incentive Plan. Such Form S-8 registration statements automatically became effective upon filing. Accordingly, shares registered under such registration statements are available for sale in the open market. In the future, we may also continue to issue our securities in connection with investments, business combinations or acquisitions. The number of shares of our Class A common stock (or securities convertible into or exchangeable for our Class A common stock) issued in connection with an investment, business combination or acquisition could constitute a material portion of our then-outstanding shares of Class A common stock. As restrictions on resale end, the market price of our shares of Class A common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Class A common stock or other securities or to use our Class A common stock as consideration for acquisitions of other businesses, investments or other corporate purposes.

If industry or financial analysts issue inaccurate or unfavorable research regarding our Class A common stock, our stock price and trading volume could decline.

The market for our Class A common stock is influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Class A common stock have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. If any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding the market price of our Class A common stock, our stock price would likely decline. In addition, the stock prices of many companies have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our Class A common stock or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our stock price or trading volume to decline.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, could limit attempts to make changes in our management, and could depress the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change in control of our company or limiting changes in our management. Among other things, they provide:

•

a dual-class structure which provides holders of our Class B common stock with ten votes per share until the date on which Aggregator and its designees and affiliates cease to beneficially own 50% of the voting power of our common stock entitled to vote generally in the election of directors (the Triggering Event), giving Aggregator the ability to significantly influence the outcome of matters requiring stockholder approval until the date of the Triggering Event;

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•	authorization of the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;
•	from and after the Triggering Event, our board of directors will be divided into three classes with members of each class serving staggered three-year terms;
•	from and after the Triggering Event, our stockholders may not call special meetings of the stockholders;
•	from and after the Triggering Event, our stockholders will only be able to take action at a meeting of stockholders and not by written consent; and
•	advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These provisions may delay or prevent attempts by our stockholders to replace members of our management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. We have opted out of Section 203 of the Delaware General Corporation Law, or the DGCL; however, our amended and restated certificate of incorporation contains similar provisions that shall apply to us after the Triggering Event, providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, subject to certain exceptions. Anti-takeover provisions could depress the market price of our Class A common stock by acting to delay or prevent a change in control of our company.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (i) any derivative claim or cause of action brought on our behalf; (ii) any action asserting a claim of a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the DGCL; (iv) any action arising under or seeking to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended from time to time); (v) any claim or cause of action against us that is governed by the internal affairs doctrine; or (vi) any action asserting an “internal corporate claim” as defined in the DGCL, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. Some companies that adopted a similar federal district court forum selection provision were subject to a suit in the Chancery Court of Delaware by stockholders who asserted that the provision is not enforceable. While the Delaware Supreme Court held that such federal district court forum selection provision was in fact valid, there can be no assurance that federal courts or other state courts will follow the holding of the Delaware Supreme Court or determine that our federal district court forum selection provision should be enforced in a particular case. These choice of forum provisions do not apply to actions brought to enforce a duty or liability created by the Exchange Act. We intend for the choice of forum provision regarding claims arising under the Securities Act to apply despite the fact that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act. Our exclusive forum provision does not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated

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For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. These exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers, and employees. Alternatively, if a court were to find such provisions contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. These exclusive forum provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act.

We do not currently intend to pay dividends on our capital stock, so any returns will be limited to increases in the value of our Class A common stock, if any.

We have never declared or paid any cash dividends on our capital stock, and except as described in the section titled “Dividend Policy,” we do not currently expect to pay any dividends or other distributions on our Class A common stock in the foreseeable future. The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under any future credit facility or financing we may obtain, and such other factors as our board of directors may deem relevant. See “Part I—Item 1A—Risk Factors—Risks Related to Our Organizational Structure—AT Umbrella LLC may make distributions of cash to us in excess of the amounts we use to make distributions to our stockholders and pay our expenses (including our taxes and payments under the Tax Receivable Agreement). To the extent we do not distribute such excess cash as dividends on our Class A common stock, the other Class X Umbrella Unit holders would benefit from any value attributable to such cash as a result of their ownership of Class A common stock upon a redemption or exchange of their Class X Umbrella Units” in our 2025 Form 10-K incorporated by reference in this prospectus, and the section titled “Dividend Policy.”

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have filed with the SEC that are incorporated by reference herein include forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary” and “Risk Factors” herein and in our 2025 Form 10-K, as such factors may be updated from time to time in our periodic filings with the SEC, as well as the other information contained or incorporated by reference in this prospectus. All statements other than statements of historical facts included or incorporated by reference in this prospectus, including statements regarding our future operating results and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “should,” “would,” or the negative version of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs. Forward-looking statements included or incorporated by reference in this prospectus include, but are not limited to, statements about:

•	our future revenue and operating expenses;

•	the demand for our services;

•	our ability to acquire new clients and successfully retain existing clients;

•

our ability to comply with laws and regulations that currently apply or become applicable to our business both in the United States and internationally, including but not limited to, privacy and data security laws and regulations;

•	estimates regarding the size of the markets we target;

•	our reliance on key personnel and our ability to identify, recruit, and retain skilled personnel;

•	our plans to expand our business, whether through acquisitions of businesses, business combinations with businesses, introduction of new services or otherwise;

•	our ability to maintain our culture;

•	our ability to effectively integrate or manage our acquisitions and business combinations;

•	competition in the markets in which we operate;

•	our ability to protect against or mitigate the effects of cyberattacks or other breaches of our data;

•	the effects of natural disasters, man-made problems, and similar events on our business;

•

general economic conditions in the United States and globally, including the effects of global geopolitical conflicts, inflation, tariffs, interest rates, any instability in the global banking sector, and foreign currency exchange rates;

•	our ability to grow our business in light of macroeconomic uncertainty;

•	the risks related to our Class A common stock and our dual-class common stock structure;

•	our ability to remediate our material weaknesses in our internal control over financial reporting;

•	our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, key metrics and our ability to achieve and maintain future profitability;

•	our business model;

•	our ability to effectively manage our growth and expand our operations;

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•	our market opportunity and anticipated trends in our business and industry;

•	our ability to remain competitive as we continue to scale our business;

•	our expectations regarding our ability to obtain, maintain, enforce, defend and enhance our intellectual property rights;

•	the amount and timing of any payments under the Tax Receivable Agreement;

•	increased expenses associated with being a public company; and

•	other statements regarding our future operations, financial condition, prospects and business strategies.

We caution you that the foregoing list may not contain all of the forward-looking statements included or incorporated by reference in this prospectus.

These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the sections titled “Risk Factors” herein and in our 2025 Form 10-K, which is incorporated by reference in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements. The forward-looking statements made in this prospectus and the documents incorporated by reference are given only as of the date on which the statements are made. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations, except as required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into or review of all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated

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ORGANIZATIONAL STRUCTURE

Structure Prior to the Reorganization Transactions

Prior to the reorganization transactions described below and the IPO, we historically conducted our business through Andersen Tax Holdings LLC and its subsidiaries, including Andersen Tax LLC, and all of the equity interests of Andersen Tax Holdings LLC were owned by MD Management LLC (MDM) and MD Investment LLC (MDI and together with MDM, the Management Holdcos). Each of the Management Holdco’s equityholders included current and former Managing Directors.

The following diagram depicts the Andersen Tax Holdings LLC organizational structure prior to the reorganization transactions and the IPO. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within the Andersen Tax Holdings LLC organizational structure.

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated

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Reorganization Transactions

Prior to the IPO, we completed an internal reorganization through a series of transactions (the reorganization transactions). In connection with the reorganization transactions:

•

Andersen Group Inc. amended and restated its certificate of incorporation, pursuant to which it is authorized to issue two series of common stock, which we refer to collectively as our “common stock” and which are summarized in the following table:

Series of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock	10	None

Our common stock generally votes together as a single class on all matters submitted to a vote of our stockholders. We issued 12,650,000 shares of our Class A common stock in the IPO. We have not listed, and do not intend to list, our Class B common stock on any stock exchange.

•

Andersen Group Inc. issued to Aggregator 98,302,500 shares of our Class B common stock in exchange for the payment by Aggregator of the aggregate par value of the Class B common stock that is received.

•

Each of the Management Holdcos issued to each of their members a promissory note in a principal amount equal to such member’s and its related transferees’ aggregated capital account balance in respect of such Management Holdco as of December 16, 2025, with repayment over a seven-year period for each family of related notes with a principal balance of at least $550,000, either a three- or seven-year period for each family of related notes with a principal balance of less than $550,000 and a period of between two to seven years for notes issued to certain retiring and retired Managing Director members of the Management Holdcos (the Member Notes).

•

In a series of transactions, the Management Holdcos merged with and into Aggregator, a newly formed Delaware limited liability company, resulting in Aggregator becoming the managing member of Andersen Tax Holdings LLC immediately after the mergers. In connection with the mergers, Aggregator issued Class X Aggregator Units to equityholders of the Management Holdcos that were then current Managing Directors and related persons. After the reorganization, the Member Notes became a liability of Aggregator. AT Umbrella LLC issued corresponding notes to Aggregator with aggregate principal amounts of approximately $187.8 million, equal to the sum of the aggregate principal amounts of the Member Notes, to be paid over the same two- to seven-year periods, respectively (the CA Notes). The CA Notes accrue interest between 6.31% to 7.50%.

•

In connection with the reorganization of the Management Holdcos, Aggregator issued Class H Aggregator Units entitling certain retiring and retired Managing Director members of the Management Holdcos subject to certain terms and conditions, to certain cash distributions paid over a period of up to seven years relating to payment of certain post-service obligations.

•

Aggregator formed AT Umbrella, a Delaware limited liability company. AT Umbrella issued Class X Umbrella Units to Aggregator. Immediately after such contribution, AT Umbrella became the managing member of Andersen Tax Holdings LLC.

•

AT Umbrella LLC issued to Aggregator a promissory note in a principal amount of $162.3 million with repayment occurring over an eight-year period relating to payment of the above-mentioned post-service obligations to certain retiring and retired Managing Director members of the Management Holdcos (the HO Note). The HO Note accrues interest at 7.63%.

•

Concurrently with the IPO, AT Umbrella issued 976,563 LTIP Units in connection with the IPO (the IPO Grants) to Aggregator in connection with our earlier appointment of additional Managing Directors during 2025, and Aggregator issued corresponding Aggregator LTIP Units to such Managing Directors. Andersen

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Group Inc. issued to Aggregator shares of our Class B common stock equal in number to the maximum number of Class X Umbrella Units issuable upon exchange of such LTIP Units issued to Aggregator in exchange for the payment by Aggregator of the aggregate par value of the Class B common stock that is received.

Our Post-IPO Structure

We contributed the net proceeds from the IPO to AT Umbrella in exchange for a number of Class X Umbrella Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in the IPO. Such contribution amount has been and will be used by AT Umbrella for working capital and general corporate purposes. We also have caused and intend to continue to cause AT Umbrella LLC to use a portion of the net proceeds from the IPO for acquisitions of, or business combinations with, complementary businesses or other assets.

Andersen Group Inc. is a holding company and its sole material asset is its indirect ownership interests in Andersen Tax Holdings LLC through its ownership as of March 31, 2026, of approximately 11.4% of the Class X Umbrella Units in AT Umbrella LLC, which in turn owns all ownership interests in Andersen Tax LLC. As of March 31, 2026, the holders of our Class A common stock collectively owned 100% of the economic interests in Andersen Group Inc. and had 1.3% of the voting power of Andersen Group Inc. As of March 31, 2026, Aggregator owned the remaining 98.7% of the voting power of Andersen Group Inc. through ownership of 100% of the outstanding shares of our Class B common stock. After this offering, Andersen Group Inc. will own approximately  % of the Class X Umbrella Units in AT Umbrella LLC, which in turn will own 100% of the common units of Andersen Tax Holdings LLC. Aggregator will own the remaining  % of the Class X Umbrella Units in AT Umbrella LLC, which are redeemable at the election of Aggregator or its members for newly issued shares of our Class A common stock on a one-for-one basis or, at Andersen Group Inc.’s election, for cash (based on the volume-weighted average market price of our Class A common stock), and such exchange, at Andersen Group Inc.’s election, may be effected as a direct exchange of cash or Class A common stock for Class X Umbrella Units (and the cancellation of paired shares of Class B common stock) in lieu of such redemption. Upon such exchange, an equivalent number of shares of Class B common stock will be cancelled. The sum of the total number of Class X Umbrella Units directly owned by us and of Class X Umbrella Units and LTIP Units directly owned by Aggregator equals the sum of the outstanding shares of our Class A common stock and Class B common stock. Under the Aggregator Limited Liability Company Agreement, shares of our Class B common stock held by Aggregator cannot be transferred except in connection with a redemption of Class X Umbrella Units into shares of our Class A common stock, subject to certain exceptions, such as to permitted transferees.

Because Andersen Group Inc. has a controlling financial interest under GAAP rules in AT Umbrella due to its position as its sole managing member, we consolidate the financial results of AT Umbrella. A portion of our net income (loss) is allocated to a non-controlling interest to reflect the entitlement of the members of AT Umbrella (other than Andersen Group Inc.) to a portion of AT Umbrella’s net income (loss) attributable to AT Umbrella. We accounted for the reorganization transactions in a manner consistent with a common-control transaction and will initially measure the interests of the pre-offering members of AT Umbrella at their carrying amounts as of the date of the completion of the reorganization transactions.

The following diagram depicts our organizational structure as of March 31, 2026 and does not take into account the CA Notes and HO Note for purposes of calculating the percentage economic interests in AT Umbrella LLC. As of March 31, 2026, there were 98,826,563 shares of Class B common stock outstanding, which equals the sum of the total number of Class X Umbrella Units and LTIP Units held by Aggregator, assuming a one-to-one conversion of the LTIP Units. Each LTIP Unit has a per-unit hurdle amount, which is economically similar to the exercise price of a stock option. LTIP Units are subject to a provision allowing their holder to receive additional distributions after satisfying the hurdle amount of the unit. Once the hurdle amount is surpassed, a catch-up adjustment ensures that the holder of such LTIP Unit receives distributions equivalent to

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

what such holder would have received if the hurdle amount had not been applied, up to the agreed-upon cumulative amount. This chart is provided for illustrative purposes only and does not represent all legal entities within our organization:

As of March 31, 2026, Andersen Aggregator LLC held 97,850,000 Class X Umbrella Units and 976,563 LTIP Units, representing 88.6% economic interest in AT Umbrella LLC, excluding the CA Notes and HO Note, and Andersen Group Inc. held 12,650,000 Class X Umbrella Units, representing 11.4% economic interest in AT Umbrella LLC, excluding the CA Notes and HO Note.

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Limited Liability Company Agreement of AT Umbrella LLC

As a result of the reorganization, Andersen Group Inc. conducts all of its business activities through its direct subsidiary, AT Umbrella LLC, an intermediate holding company. The operations of AT Umbrella, and the rights and obligations of its members, are set forth in the Limited Liability Company Agreement of AT Umbrella LLC, which is provided as an exhibit to the registration statement of which this prospectus forms a part. The following is a description of the material terms of this agreement.

Governance. Andersen Group Inc. serves as the sole managing member of AT Umbrella. As such, we control its business and affairs and are responsible for the management of its business. We also have the power to delegate certain of our management responsibilities in respect of AT Umbrella, including to agents and employees of a member of AT Umbrella or of AT Umbrella or its subsidiaries. No other members of AT Umbrella, in their capacity as such, have any authority or right to control the management of AT Umbrella or to bind it in connection with any matter.

Economic Rights of Members. AT Umbrella has units designated as Class X Umbrella Units and LTIP Units. Except by reason of the hurdle amount for LTIP Units and/or any catch-up distributions in respect of certain LTIP Units, distributions by AT Umbrella (other than tax distributions) in respect of Class X Umbrella Units and LTIP Units are generally made to the holders of such Units pro rata in accordance with the number of Class X Umbrella Units and LTIP Units they hold. In addition, AT Umbrella LLC is obligated to make payments on the CA Notes and the HO Note.

Issuances of Units. Except as described below, when LTIP Units are exchanged for Class X Umbrella Units, upon the issuance of new Class X Umbrella Units to Aggregator, we will issue to Aggregator a number of shares of Class B common stock equal to the number of such new Class X Umbrella Units. Upon the issuance of new LTIP Units, we currently intend to issue to Aggregator a number of shares of Class B common stock equal to the maximum number of Class X Umbrella Units issuable upon exchange of such LTIP Units. The Class B common stock issued in connection with such new Class X Umbrella Units and/or new LTIP Units will be entitled to ten votes per share. We currently expect the new Managing Directors we admit from time to time will become indirect beneficial owners of Class X Umbrella Units or LTIP Units of AT Umbrella LLC along with paired shares of Class B common stock, each held indirectly through Aggregator. We may alternatively admit new Managing Directors to whom we will issue Class A common stock and/or Class B common stock.

Redemption Rights. Under the Limited Liability Company Agreement of AT Umbrella, Aggregator has the right from time to time to cause AT Umbrella to redeem any or all of its Class X Umbrella Units (and cancel paired shares of Class B common stock), in exchange for, at Andersen Group’s election (subject to certain exceptions, including that the funds for a cash settlement were received from any Qualifying Offering (as defined under the Limited Liability Company Agreement of AT Umbrella)), either cash (based on the volume-weighted average market price of a share of our Class A common stock) or shares of our Class A common stock, and such exchange, at Andersen Group Inc.’s election, may be effected as a direct exchange of cash or Class A common stock for Class X Umbrella Units (and the cancellation of paired shares of Class B common stock) in lieu of such redemption.

From time to time, subject to certain restrictions, members of Aggregator desiring to transfer all or any portion of their vested interests in Aggregator can elect to (i) cause Aggregator to distribute to them a portion of Class X Umbrella Units indirectly owned by such members in redemption of their corresponding interests in Aggregator and (ii) immediately thereafter exercise their redemption and exchange rights as members of AT Umbrella as described above.

Subject to certain restrictions, the Managing Directors that hold Aggregator LTIP Units have the right, in connection with the exchange of Aggregator LTIP Units for Class X Aggregator Units prior to a redemption of such Class X Aggregator Units, to cause Aggregator to exchange its vested LTIP Units corresponding to such

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Aggregator LTIP Units for a number of Class X Umbrella Units equal to the amount to which Aggregator would be entitled to receive on account of such LTIP Units if the fair market value of AT Umbrella LLC (as reasonably determined by the managing member of AT Umbrella LLC) was distributed to the members in liquidation of AT Umbrella LLC divided by the amount to which we would be entitled to receive on account of one Class X Umbrella Unit if the fair market value of AT Umbrella LLC (as reasonably determined by the managing member of AT Umbrella LLC) was distributed to the members in liquidation of AT Umbrella LLC (and we shall cancel a number of shares of Class B common stock (and in such event, Aggregator shall surrender to us such shares for cancellation) such that the number of shares of Class B common stock held by Aggregator immediately after such exchange is equal to the number of such Class X Umbrella Units being issued to Aggregator in such exchange), and following such an exchange immediately thereafter exercise their redemption and exchange rights as members of Aggregator as described above.

Aggregator members who are indirect owners of Class X Umbrella Units and/or LTIP Units held by Aggregator are subject to vesting and transfer restrictions as described below.

Transfers of Units. Holders of any units of AT Umbrella may not transfer any such units to any person unless he or she complies with the terms of the Limited Liability Company Agreement of AT Umbrella. Subject to various terms and conditions, Aggregator may not transfer any Class X Umbrella Units held by it unless it transfers an equal number of shares of our Class B common stock to the same transferee. Our units of AT Umbrella are non-transferable.

Amendments. The Limited Liability Company Agreement of AT Umbrella was amended on March 24, 2026 and may be further amended by members who together own a majority in interest of the Units then outstanding which majority must include Aggregator until Aggregator ceases to beneficially own shares of our common stock representing at least 50% of the total voting power of the outstanding shares of our common stock, provided that no amendment may adversely modify in any material respect the Units then held by members of AT Umbrella in any materially disproportionate manner to those held by any other member of AT Umbrella without the prior consent of a majority in interest of such disproportionately affected members.

Indemnification and Exculpation. AT Umbrella will indemnify Andersen Group Inc., as its current managing member, the former members of its board of managers, our officers and directors and its officers against losses, claims, damages, liabilities, expenses (including all reasonable out-of-pocket fees and expenses of counsel and other advisors), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings in connection with any matter arising out of or in connection with the AT Umbrella’s business or affairs, or the Limited Liability Company Agreement of AT Umbrella or any related document, unless such loss, claim, damage, liability, expense, judgment, fine, settlement or other amount is a result of not acting in good faith on behalf of AT Umbrella or arose as a result of the willful commission of any act that is dishonest and materially injurious to AT Umbrella, or results from the breach of certain contractual obligations under the Limited Liability Company Agreement of AT Umbrella.

Vesting and Transfer Restrictions of Aggregator Members

By entering into the Aggregator Limited Liability Company Agreement, the members of Aggregator who hold Class X Aggregator Units and Aggregator LTIP Units agreed, among other things, to:

•	except as described below, maintain beneficial ownership of such member’s units received on or prior to the date of the IPO for a period of five years thereafter;

•	maintain beneficial ownership of at least one-third of the units received by such member as long as such member is employed or engaged by Andersen Tax LLC or an affiliate; and

•	comply with certain other transfer restrictions when requested to do so by Aggregator.

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

A portion of the Class X Aggregator Units held by each member of Aggregator and by certain affiliated persons and entities of such member, which are collectively referred to as a member group, are subject to vesting based on the number of prior service years with Andersen Tax LLC or affiliates (or, at the sole discretion of Aggregator’s Board of Directors, service as a managing director or equivalent position other than at Andersen Tax LLC or an affiliate) by such member as follows:

Service Years	Percentage of Units Vested at the Time of the IPO
Fewer than 2 years	5%
2 - 4 years	10%
4 - 6 years	20%
6 - 8 years	30%
8 - 10 years	40%
Greater than 10 years	50%

Additionally, all of the IPO Grants were unvested at the time of grant. Unvested units cannot be transferred, exchanged or redeemed, except for certain permitted transfers, and are subject to forfeiture upon the occurrence of certain events, including the termination of such member’s employment. Members of Aggregator who continue to be employed or engaged by Andersen Tax LLC or an affiliate will vest and no longer be subject to forfeiture as to 20% of the restricted units held by such member’s affiliated member group following the completion of each 12-month period of continuous employment or engagement by Andersen Tax LLC or an affiliate commencing on the date of the IPO.

Additionally, a member group may only redeem units for Class X Umbrella Units, to be subsequently redeemed for Class A common stock, up to a cumulative limit equal to 20% of the units granted to members within such affiliated member group for each 12-month period after the date of the IPO.

Subject to compliance with certain provisions of the Aggregator Limited Liability Company Agreement, upon the retirement of a member at the age of 65 or above, or upon the death or disability of a member, the vesting of all remaining unvested units held by such member’s affiliated member group will accelerate, and such units are no longer subject to any of the transfer restrictions described above, except for the 20% per 12-month period cumulative redemption limit as to a retired member.

Any modifications or waivers of the vesting and transfer restrictions described above require our consent.

Managing Director Matters Agreement

In connection with the IPO, Andersen Group and Aggregator entered into a Managing Director Matters Agreement. The purpose of the Managing Director Matters Agreement is to establish procedures for certain continued involvement of our Managing Directors in the management of AT Umbrella LLC and its subsidiaries. The Managing Director Matters Agreement provides, among other things, mechanisms for Aggregator’s Board to continue to vote on new Managing Director admissions after the IPO.

Tax Receivable Agreement

Redemptions or exchanges of Class X Umbrella Units from members of AT Umbrella (other than Andersen Group Inc.) in exchange for shares of our Class A common stock or cash are expected to produce favorable tax attributes that would not be available to us in the absence of such redemptions or exchanges.

Prior to the IPO, Andersen Group Inc. entered into a Tax Receivable Agreement with Aggregator that provides for the payment by us to certain holders of Class X Umbrella Units who are or may become parties to the Tax Receivable Agreement from time to time 85% of the amount of cash savings, if any, in U.S. federal, state and local

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

income tax or franchise tax that we realize or are deemed to realize (determined by using assumptions regarding combined state and local income tax rates) as a result of (i) any increase in tax basis in the assets of AT Umbrella LLC and its flow-through subsidiaries resulting from purchases of Class X Umbrella Units from such Class X Umbrella Unit holders with the proceeds of the IPO or resulting from exchanges of Class X Umbrella Units for, at Andersen Group Inc.’s election, shares of our Class A common stock or cash following the IPO; and (ii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement. The Tax Receivable Agreement makes certain simplifying assumptions regarding the determination of the cash savings that we realize or are deemed to realize from the covered tax attributes, which may result in payments pursuant to the Tax Receivable Agreement in excess of those that would result if such assumptions were not made. No TRA Party will reimburse us for any payments previously made if such basis increases or other benefits are subsequently disallowed, except that excess payments made to the TRA Parties will be netted against future payments that would otherwise be made under the Tax Receivable Agreement, if any, after our determination of such excess. We could make future payments to the TRA Parties under the Tax Receivable Agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity. Assuming that all units eligible to be redeemed for cash or Class A common stock would be exchanged for Class A common stock by Andersen Group Inc. and that we will have sufficient taxable income to utilize all of the tax attributes covered by the Tax Receivable Agreement when they are first available to be utilized under applicable law, we estimate that payments under the Tax Receivable Agreement would aggregate to approximately $759.9 million over the next 15 years and for yearly payments over that time to range between approximately $40.9 million to $72.7 million per year, based on the closing price of our Class A common stock of $27.20 per share on March 31, 2026. See “Part I—Item 1A—Risk Factors—Risks Related to Our Organizational Structure—The Tax Receivable Agreement with the TRA Parties requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and the CA Notes and HO Note require AT Umbrella LLC to make cash payments to Aggregator. We expect that the payments we and AT Umbrella LLC will be required to make under these arrangements will be substantial.” in our 2025 Form 10-K incorporated by reference in this prospectus, and “Certain Relationships and Related Transactions” in our Proxy Statement incorporated by reference in this prospectus.

Retiring and Retired Member Class H Aggregator Units

In connection with the reorganization of the Management Holdcos, Aggregator issued Units referred to as Class H Aggregator Units entitled to, subject to certain terms and conditions, certain cash distributions over a period of up to seven years totaling an aggregate payment of approximately $208.3 million, on account of their interests under the current Management Holdco limited liability company agreements relating to payment of the above mentioned post-service obligations to certain retiring and retired Managing Directors to Aggregator. AT Umbrella LLC issued to Aggregator a promissory note in a principal amount of approximately $162.3 million with repayment over an eight-year period relating to a portion of the payments made to Aggregator on account of such Class H Aggregator Units (the HO Note). The HO Note accrues interest at 7.63%.

Capital Account Installment Notes

In connection with the reorganization of the Management Holdcos, each of the Management Holdcos issued to each of their members a promissory note in a principal amount equal to such member’s and its related transferees’ aggregated capital account balance in respect of such Management Holdco as of December 16, 2025, with repayment over a seven-year period for each family of related notes with a principal balance of at least $550,000, either a three- or seven-year period for each family of related notes with a principal balance of less than $550,000 and a period of between two to seven years for notes issued to certain retiring and retired Managing Director members of the Management Holdcos. After the reorganization, the Member Notes became a liability of Aggregator. Additionally, AT Umbrella LLC issued corresponding notes to Aggregator with aggregate principal amounts of approximately $187.8 million, equal to the sum of the aggregate principal amounts of the Member Notes, to be paid over the same two- to seven-year period, respectively. The CA Notes accrue interest between 6.31% to 7.50%.

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INDUSTRY AND MARKET DATA

Information contained in this prospectus and documents incorporated by reference herein concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity, and market size is based on information from various sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Additionally, you should assume that any such information in documents that we have incorporated by reference is derived from sources and internal data and estimates available as of the date of such document incorporated by reference. Although neither we nor the underwriters have independently verified the accuracy or completeness of any third-party information, we believe the market position, market opportunity and market size information included in this prospectus is reliable and based on reasonable assumptions. The industry in which we operate is subject to uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” herein and in our 2025 Form 10-K. These and other factors could cause results to differ materially from those expressed in the estimates made by the third parties.

The sources of the estimates, forecasts and market data contained in this prospectus and the documents incorporated by reference herein are:

•	United Nations Conference on Trade and Development, World Investment Report 2026, July 2026;

•	Government Accountability Office, “Tax Cuts and Jobs Act: Considerable Progress Made Implementing Business Provisions, but IRS Faces Administrative and Compliance Challenges,” February 25, 2020;

•	Mercer Public Accounting Firms Compensation Survey;

•	OECD Initiative to combat Base Erosion and Profit Shifting (BEPS);

•	Accounting Today, “Inside the 2025 Top 100 Firms,” March 6, 2025; and

•	IBISWorld’s Tax Preparation Services, Accounting Services, Management Consulting and Business Valuation Firms industry reports, 2024.

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our Class A common stock offered by the selling stockholders (including any sales pursuant to the underwriters’ option to purchase additional shares from the selling stockholders). The selling stockholders will receive all of the proceeds from the sale of shares of our Class A common stock by such selling stockholders. The selling stockholders have agreed to reimburse us for all of our expenses relating to this offering.

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DIVIDEND POLICY

We have never declared or paid any dividends on our Class A common stock. Holders of our non-economic Class B common stock are not entitled to participate in any cash dividends declared by our board of directors. Except as described below, we do not currently expect to pay any dividends or other distributions on our Class A common stock in the foreseeable future. The payment of any future dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our future debt agreements, and other factors that our board of directors may deem relevant. Because our business is conducted through our subsidiaries, dividends, distributions and other payments from, and cash generated by, our subsidiaries will be our principal sources of cash to fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any additional indebtedness we may incur.

Subject to funds being legally available, we intend to cause AT Umbrella LLC to make distributions to each holder of economic interests in AT Umbrella LLC, including holders of Class X Umbrella Units, LTIP Units, CA Notes and HO Note, in respect of the U.S. federal, state and local income tax liability attributable to each holder’s allocable share of taxable income of AT Umbrella LLC, calculated using an assumed tax rate equal to the highest marginal tax rate for an individual or corporation resident in the state of the United States that has the highest individual income or corporate income tax rates. Tax distributions will be made quarterly, on an estimated basis. Tax distributions made in respect of Class X Umbrella Units (but not LTIP Units) will generally be made pro rata in respect of such Units, as described in the AT Umbrella Limited Liability Company Agreement. The declaration and payment of any dividends by Andersen Group Inc. will be at the sole discretion of our board of directors, which may change our dividend policy at any time. Our board of directors will take into account:

•	general economic and business conditions;

•	our financial condition and operating results;

•	our available cash and cash equivalents and current and anticipated cash needs;

•	our capital requirements;

•	contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including AT Umbrella LLC) to us; and

•	such other factors as our board of directors may deem relevant.

Andersen Group Inc. is a holding company and our sole material asset is our indirect ownership interests in Andersen Tax Holdings LLC. As a result, our ability to declare and pay dividends to the holders of our Class A common stock will be subject to the ability of AT Umbrella LLC to provide distributions to us, and there can be no assurance that AT Umbrella LLC and its subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in debt instruments of AT Umbrella LLC and its subsidiaries, will permit such distributions. If AT Umbrella LLC makes such distributions to us, the other Class X Umbrella Unit holders generally will be entitled to receive equivalent distributions from AT Umbrella LLC. However, because we must pay taxes and make payments under the Tax Receivable Agreement, amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less than the amounts distributed by AT Umbrella LLC to the other Class X Umbrella Unit holders on a per share basis.

We anticipate that cash received by AT Umbrella LLC may, in certain periods, exceed its liabilities, including tax liabilities, and obligations to make payments under the Tax Receivable Agreement. We may use any such excess cash from time to time to pay dividends, which may include special dividends, on our Class A

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

common stock, or to fund repurchases of our Class A common stock, or any combination of the foregoing. Our board of directors, in its sole discretion, will make any determination with respect to the use of any such excess cash. If necessary, we may also undertake ameliorative actions, which may include, among other actions, pro rata or non-pro rata reclassifications, combinations, subdivisions, or adjustments of outstanding units of AT Umbrella LLC, or to declare a stock dividend on our Class A common stock of an aggregate number of additional newly issued shares that corresponds to the number of additional Class X Umbrella Units that Andersen Group Inc. is acquiring, to maintain one-to-one parity between Class X Umbrella Units and shares of Class A common stock.

Assuming AT Umbrella LLC makes distributions to its members in any given year, the determination to pay dividends, if any, to our Class A common stockholders out of the portion, if any, of such distributions remaining after our payment of taxes, Tax Receivable Agreement payments and expenses (any such portion, an excess distribution) will be made by our board of directors. Because our board of directors may determine to pay or not pay dividends to our Class A common stockholders, our Class A common stockholders may not necessarily receive dividend distributions relating to excess distributions, even if AT Umbrella LLC makes such distributions to us. Holders of our Class B common stock are not entitled to participate in any cash dividends declared by our board of directors.

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PRINCIPAL AND SELLING STOCKHOLDERS

The following tables set forth the beneficial ownership of Andersen Group Inc.’s capital stock as of     , 2026, and as adjusted to reflect the sale of Class A common stock offered by the selling stockholders in this offering, for:

•	the selling stockholders;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our outstanding shares of Class A common stock or Class B common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, we deem shares of Class A common stock subject to restricted stock unit awards that will vest within sixty days of     , 2026 to be outstanding and to be beneficially owned by the person holding the restricted stock unit award for the purpose of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following tables is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the tables does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated by the footnotes below, we believe, based on the information furnished to us, that the persons or entities identified in the following tables have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

The shares of Class A common stock listed as beneficially owned in the table below by our executive officers and directors are presented on a fully as-exchanged basis, without regard to vesting, reflecting the redemption or exchange of all Class X Aggregator Units and Aggregator LTIP Units in Aggregator for Class X Umbrella Units and Class B common stock beneficially owned by Aggregator and subsequent issuance of Class A common stock to all holders of such units in exchange for such Class X Umbrella Units (and the cancellation of paired shares of Class B common stock). Such exchange, at Andersen’s election, may be effected as a direct exchange of cash or Class A common stock for Class X Umbrella Units (and the cancellation of paired shares of Class B common stock) in lieu of such redemption.

Prior to the consummation of this offering, each selling stockholder will redeem a portion of the Class X Aggregator Units held by such selling stockholder for an equal number of (i) Class X Umbrella Units and (ii) shares of our Class B common stock currently held by Aggregator, and will subsequently redeem such Class X Umbrella Units (with the cancellation of the paired shares of Class B common stock) for the shares of our Class A common stock to be sold in this offering. See the section titled “Organizational Structure.” None of our executive officers or directors are selling stockholders in this offering.

Except as otherwise noted below, the address for persons listed in the table is c/o Andersen Group Inc., 333 Bush Street, Suite 1700, San Francisco, California 94104. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them.

43

Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Class A Common Stock Beneficially Owned (1)	Class B Common Stock Beneficially Owned (2)	Combined Voting Power (3) %
Name of Beneficial Owner	Number %	Number	%
Directors and Named Executive Officers
Mark Vorsatz (4)	7,000,000%	-	-%
Peter Coscia (5)	1,200,000%	-	-%
Daniel DePaoli (6)	1,700,000%	-	-%
Susan Decker (7)	250,000%	-	-%
Robert V. Gunderson, Jr. (8)	265,000%	-	-%
John R. Joyce (9)	260,422%	-	-%
Joseph Karczewski (10)	2,000,000%	-	-%
John F. Nicolai (11)	259,475%	-	-%
Ronald L. Olson (12)	257,896%	-	-%
Dorice Pepin (13)	850,000%	-	-%
All directors and executive officers as a group (12 persons)	14,642,793%	-	-%

*      Less than 1%

(1)   On a fully exchanged and converted basis, without regard to vesting. Subject to the terms of the AT Umbrella Amended and Restated Limited Liability Company Agreement, Class X Umbrella Units are redeemable or exchangeable for shares of our Class A common stock on a one-for-one basis.

(2)   Aggregator holds all of the issued and outstanding shares of our Class B common stock. Each share of our Class B common stock is entitled to ten votes per share, except that each holder of our Class B common stock will be entitled to one vote per share automatically from and after the Triggering Event. See the section titled “Description of Capital Stock—Common Stock.”

(3)   Represents percentage of voting power of the Class A common stock held by such person, on a fully exchanged and converted basis without regard to vesting, and Class B common stock held by Aggregator. All series of our common stock generally vote together as a single class on all matters submitted to a vote of our stockholders. See the section titled “Description of Capital Stock—Common Stock.”

(4)   Consists of (i) 5,000,000 Class X Aggregator Units held by Mr. Vorsatz which are indirectly exchangeable for 5,000,000 shares of Class A common stock, (ii) 1,400,000 Class X Aggregator Units held by entities controlled by and/or affiliated with Mr. Vorsatz which are indirectly exchangeable for 1,400,000 shares of Class A common stock and (iii) 600,000 Class X Aggregator Units held by immediate family members of Mr. Vorsatz which are indirectly exchangeable for 600,000 shares of Class A common stock, and over which Mr. Vorsatz exercises voting control.

(5)   Consists of (i) 850,000 Class X Aggregator Units held by Mr. Coscia which are indirectly exchangeable for 850,000 shares of Class A common stock and (ii) 350,000 Class X Aggregator Units held by a trust controlled by Mr. Coscia which are indirectly exchangeable for 350,000 shares of Class A common stock.

(6)   Consists of (i) 1,100,000 Class X Aggregator Units held by Mr. DePaoli which are indirectly exchangeable for 1,100,000 shares of Class A common stock, (ii) 500,000 Class X Aggregator Units held by a trust controlled by Mr. DePaoli which are indirectly exchangeable for 500,000 shares of Class A common stock and (iii) 100,000 Class X Aggregator Units over which Mr. DePaoli exercises voting control and which are held by a trust affiliated with family members of Mr. DePaoli.

(7)   Consists of (i) 50,000 Class X Aggregator Units held by Ms. Decker which are indirectly exchangeable for 50,000 shares of Class A common stock and (ii) 200,000 Class X Aggregator Units held by a trust controlled by Ms. Decker which are indirectly exchangeable for 200,000 shares of Class A common stock.

(8)   Consists of (i) 250,000 Class X Aggregator Units which are indirectly exchangeable for 250,000 shares of Class A common stock and (ii) 15,000 shares of Class A common stock.

(9)   Consists of (i) 25,100 Class X Aggregator Units held by Mr. Joyce which are indirectly exchangeable for 25,100 shares of Class A common stock, (ii) 224,900 Class X Aggregator Units held by a trust controlled by Mr. Joyce which are indirectly exchangeable for 224,900 shares of Class A common stock and (iii) 10,422 shares of Class A common stock.

(10)  Consists of (i) 1 Class X Aggregator Unit held by Mr. Karczewski which is indirectly exchangeable for 1 share of Class A common stock and (ii) 1,999,999 Class X Aggregator Units held by a trust controlled by Mr. Karczewski which are indirectly exchangeable for 1,999,999 shares of Class A common stock.

(11)  Consists of (i) 250,000 Class X Aggregator Units which are indirectly exchangeable for 250,000 shares of Class A common stock and (ii) 9,475 shares of Class A common stock.

(12)  Consists of (i) 250,000 Class X Aggregator Units which are indirectly exchangeable for 250,000 shares of Class A common stock and (ii) 7,896 shares of Class A common stock.

(13)  Consists of (i) 332,600 Class X Aggregator Units held by Ms. Pepin which are indirectly exchangeable for 332,600 shares of Class A common stock and (ii) 517,400 Class X Aggregator Units held by a trust controlled by Ms. Pepin which are indirectly exchangeable for 517,400 shares of Class A common stock.

44

Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table shows each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock or Class B common stock and each selling stockholder in this offering. Except as otherwise noted below, the address for persons listed in the table is c/o Andersen Group Inc., 333 Bush Street, Suite 1700, San Francisco, California 94104. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them.

The numbers of shares of common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting prior to this offering are based on      shares of Class A common stock and      shares of Class B common stock outstanding as of     , 2026. The numbers of shares of common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting after this offering are based on      shares of Class A common stock and      shares of Class B common stock outstanding immediately after this offering.

	Class A Common Stock Beneficially Owned						Class B Common Stock Beneficially Owned				Class A Common Stock to Be Sold in this Offering		Combined Voting Power(1)
	Prior to this Offering		After this Offering Assuming Underwriters’ Option is Not Exercised		After this Offering Assuming Underwriters’ Option is Exercised in Full		Prior to this Offering		After this Offering		Assuming Underwriters’ Option is Not Exercised	Assuming Underwriters’ Option is Exercised in Full	Prior to this Offering	After this Offering Assuming Underwriters’ Option is Not Exercised	After this Offering Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	%	Number	%	Number	%	Number	%	Number	%	Number	Number	%
5% Stockholders
Andersen Aggregator LLC (2)	-	-	-	-	-	-	98,826,563	100%		100%	-	-	98.7%	%	%
Brown Advisory Incorporated (3)	2,516,555	%	2,516,555	%	2,516,555	%	-	-	-	-	-	-	*	*	*
JPMorgan Chase & Co (4)	1,773,515	%	1,773,515	%	1,773,515	%	-	-	-	-	-	-	*	*	*
Durable Capital Partners LP (5)	1,670,485	%	1,670,485	%	1,670,485	%	-	-	-	-	-	-	*	*	*
Royce & Associates LP (6)	1,461,058	%	1,461,058	%	1,461,058	%	-	-	-	-	-	-	*	*	*
J. Goldman & Co., L.P. (7)	1,160,000	%	1,160,000	%	1,160,000	%	-	-	-	-	-	-	*	*	*
Franklin Resources, Inc. (8)	1,130,323	%	1,130,323	%	1,130,323	%	-	-	-	-	-	-	*	*	*
Baron Capital Group, Inc. (9)	900,149	%	900,149	%	900,149	%	-	-	-	-	-	-	*	*	*
Selling Stockholders (10)
		%		%	-	-	-	-	-	-		-	*	*	-
		%		%	-	-	-	-	-	-		-	*	*	-
Other selling stockholders that beneficially own less than of Class A common stock (11)		*		*	-	-	-	-	-	-		-	*	*	-
Other selling stockholders that beneficially own less than of Class A common stock (12)		*		*	-	-	-	-	-	-		-	*	*	-
Other selling stockholders that beneficially own less than of Class A common stock (13)		*		*	-	-	-	-	-	-		-	*	*	-

*    Less than 1%

45

Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(1)

Each share of our Class B common stock is entitled to ten votes per share. All series of our common stock generally vote together as a single class on all matters submitted to a vote of our stockholders.

(2)

Aggregator holds all of the issued and outstanding shares of our Class B common stock. Each share of our Class B common stock is entitled to ten votes per share, except that each holder of our Class B common stock will be entitled to one vote per share automatically from and after the Triggering Event. See the section titled “Description of Capital Stock—Common Stock.” The number of shares of Class B common stock held by Aggregator after this offering reflects the redemption transactions carried out by the selling stockholders, as further described in footnote (10) below.

(3)

Represents shares of Class A common stock beneficially owned by Brown Advisory Inc. (a parent holding company), Brown Investment Advisory & Trust Co., Brown Advisory LLC, Signature Financial Management, Inc., and Brown Advisory Ltd (collectively, Brown Advisory). Brown Advisory Inc. has sole voting power with respect to 2,154,479 shares of Class A common stock and shared dispositive power with respect to 2,516,555 shares of Class A common stock. Brown Investment Advisory & Trust Co. has sole voting power with respect to 13,139 shares of Class A common stock and shared dispositive power with respect to 13,139 shares of Class A common stock. Brown Advisory LLC has sole voting power with respect to 2,132,576 shares of Class A common stock and shared dispositive power with respect to 2,494,652 shares of Class A common stock. Signature Financial Management, Inc. has sole voting power with respect to 1,185 shares of Class A common stock and shared dispositive power with respect to 1,185 shares of Class A common stock. Brown Advisory Ltd has sole voting power with respect to 7,579 shares of Class A common stock and shared dispositive power with respect to 7,579 shares of Class A common stock. The address of Brown Advisory is 901 South Bond Street, Suite #400, Baltimore, Maryland 21231. The foregoing information in this footnote is based on a Schedule 13G/A filed by Brown Advisory on May 15, 2026.

(4)

Represents shares of Class A common stock beneficially owned by JPMorgan Chase & Co. JPMorgan Chase & Co. has sole voting power with respect to 1,738,020 shares of Class A common stock and sole dispositive power with respect to 1,773,515 shares of Class A common stock. The address of JPMorgan Chase & Co. is 270 Park Avenue, New York, New York 10017. The foregoing information in this footnote is based on a Schedule 13G filed by JPMorgan Chase & Co. on January 7, 2026.

(5)

Represents shares of Class A common stock beneficially owned by Durable Capital Partners LP. Durable Capital Partners LP has sole voting power and sole dispositive power with respect to 1,670,485 shares of Class A common stock. Durable Capital Partners GP LLC (Durable GP) is the general partner of Durable Capital Partners LP, and Henry Ellenbogen is the chief investment officer of Durable Capital Partners LP and the managing member of Durable GP. The address of Durable Capital Partners LP is 4747 Bethesda Avenue, Suite 1002, Bethesda, Maryland 20814. The foregoing information in this footnote is based on a Schedule 13G filed by Durable Capital Partners LP on December 29, 2025.

(6)

Represents shares of Class A common stock beneficially owned by Royce & Associates LP (Royce). Royce has sole voting and dispositive power with respect to 1,461,058 shares of Class A common stock. The address of Royce is One Madison Avenue, New York, New York 10010. The foregoing information in this footnote is based on a Schedule 13G/A filed by Royce on March 3, 2026.

(7)

Represents shares of Class A common stock beneficially owned by J. Goldman & Co. L.P., J. Goldman Capital Management, Inc., and Mr. Jay G. Goldman (collectively, J. Goldman) with respect to shares of Class A common stock held by J. Goldman Master Fund, L.P. and J. Goldman Enhanced Master Fund, L.P. J. Goldman has shared voting and dispositive power with respect to 1,160,000 shares of Class A common stock. The address of J. Goldman is 510 Madison Avenue, 26th Floor, New York, New York 10022. The foregoing information in this footnote is based on a Schedule 13G filed by J. Goldman on February 17, 2026.

(8)

Represents shares of Class A common stock beneficially owned by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Franklin Advisers, Inc., and Fiduciary Trust Company International. Franklin Advisers, Inc. has sole voting and dispositive power with respect to 1,071,494 shares of Class A common stock and shared voting and dispositive power with respect to 27,060 shares of Class A common stock. Fiduciary Trust Company International has sole voting and dispositive power with respect to 31,769 shares of Class A common stock. The address of Franklin is One Franklin Parkway, San Mateo, California 94403. The foregoing information in this footnote is based on a Schedule 13G/A filed by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., and Franklin Advisers, Inc. on April 29, 2026.

(9)

Represents shares of Class A common stock beneficially owned by Baron Capital Group, Inc., BAMCO Inc and Ronald Baron (collectively, BCG) and Baron Small Cap Fund. BCG has shared voting and dispositive power with respect to 900,149 shares of Class A common stock. Baron Small Cap Fund has shared voting and dispositive power with respect to 900,000 shares of Class A common stock. The address of BCG is 767 Fifth Avenue, 49th Floor, New York, New York 10153. The foregoing information in this footnote is based on a Schedule 13G filed by BCG on May 15, 2026.

(10)

Each of the selling stockholders is a Managing Director and an equity owner of Aggregator. Prior to the consummation of this offering, each selling stockholder will redeem a portion of the Class X Aggregator Units held by such selling stockholder for an equal number of (i) Class X Umbrella Units and (ii) shares of our Class B common stock currently held by Aggregator, and will subsequently redeem such Class X Umbrella Units (with the cancellation of the paired shares of Class B common stock) for the shares of our Class A common stock to be sold in this offering. See the section titled “Organizational Structure.” The Class A common stock beneficially owned by each selling stockholder disclosed in this table reflects the full amount of shares of Class A common stock such selling stockholder will hold upon such redemption (no other Class A common stock is otherwise beneficially owned by any such selling stockholder). As disclosed in this table, in the event the underwriters do not exercise in full their option, such selling stockholder will continue to hold such portion of the Class A common stock that was received in the redemption transactions but is not sold.

(11)

Consists of selling stockholders not otherwise listed in this table who collectively beneficially own less than 1% of our Class A common stock prior to the offering. The aforementioned securities include securities held directly by the following stockholders: (i)    ; (ii)    ; and (iii)    .

(12)

Consists of selling stockholders not otherwise listed in this table who collectively beneficially own less than 1% of our Class A common stock prior to the offering. The aforementioned securities include securities held directly by the following stockholders: (i)    ; (ii)    ; and (iii)    .

(13)

Consists of selling stockholders not otherwise listed in this table who collectively beneficially own less than 1% of our Class A common stock prior to the offering. The aforementioned securities include securities held directly by the following stockholders: (i)    ; (ii)    ; and (iii)    .

46

Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of Andersen Group Inc.’s capital stock, certain provisions of its amended and restated certificate of incorporation and amended and restated bylaws and relevant provisions of Delaware law. Because it is only a summary, it does not contain all the information that may be important to you. These descriptions are qualified in their entirety by our amended and restated certificate of incorporation and our amended and restated bylaws, which are each filed as exhibits to our registration statement of which this prospectus is a part, as well as the relevant provisions of Delaware General Corporate Law.

General

Our amended and restated certificate of incorporation provides for two series of common stock. In addition, our amended and restated certificate of incorporation authorizes shares of undesignated preferred stock, the rights, preferences, and privileges of which may be designated from time to time by our board of directors.

Our authorized capital stock consists of 1,400,000,000 shares, all with a par value of $0.0001 per share, of which:

•	1,000,000,000 shares are designated as a series named Class A common stock;

•	300,000,000 shares are designated as a series named non-economic Class B common stock; and

•	100,000,000 shares are designated as preferred stock.

Common Stock

We have two series of authorized common stock: Class A common stock and non-economic Class B common stock.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our Class A common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. Holders of our non-economic Class B common stock are not entitled to participate in any cash dividends declared by our board of directors. See the section titled “Dividend Policy” for more information.

Voting Rights

Each share of our Class A common stock is entitled to one vote per share, and each share of our Class B common stock is entitled to ten votes per share, except that each holder of our Class B common stock will be entitled to one vote per share automatically from and after the Triggering Event. As a result, on the date on which Aggregator and its designees and affiliates cease to beneficially own 50% of the voting power of our common stock entitled to vote generally on the election of directors, we will cease to have high- and low-vote common stock. The holders of our Class A and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our Class A common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation

47

Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

preferences, if any, on any outstanding shares of preferred stock. Holders of our Class B common stock do not have any right to receive a distribution upon our dissolution, liquidation or winding-up.

No Preemptive or Similar Rights

Our shares of Class A common stock are not entitled to preemptive rights and are not subject to conversion, redemption or sinking fund provisions. Our shares of Class B common stock are not entitled to preemptive rights and are not subject to redemption or sinking fund provisions.

Preferred Stock

As of the date of this prospectus, we had no shares of preferred stock issued or outstanding. Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of 100,000,000 shares of “blank check” preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock and Class B common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our Class A common stock and Class B common stock, and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action. We have no present plan to issue any shares of preferred stock.

Redemption, Transferability and Exchange

Subject to the terms of their respective limited liability company agreements, Aggregator, or its permitted transferees in connection with the redemption, may from time to time cause AT Umbrella LLC to redeem any or all of their vested Class X Umbrella Units (and cancel paired shares of Class B common stock) in exchange for, at Andersen Group Inc.’s election (subject to certain exceptions, including that the funds for a cash settlement were received from any Qualifying Offering (as defined under the Limited Liability Company Agreement of AT Umbrella)), either cash (based on the volume-weighted average market price of a share of our Class A common stock) or shares of our Class A common stock, and such exchange, at Andersen Group Inc.’s election, may be effected as a direct exchange of cash or Class A common stock for Class X Umbrella Units (and the cancellation of paired shares of Class B common stock) in lieu of such redemption. Upon such exchange, an equivalent number of shares of Class B common stock will be cancelled. Subject to certain restrictions, the Managing Directors that hold Aggregator LTIP Units will have the right, in connection with the exchange of Aggregator LTIP Units for Class X Aggregator Units prior to a redemption of such Class X Aggregator Units, to cause Aggregator to exchange its vested LTIP Units corresponding to such Aggregator LTIP Units for a number of Class X Umbrella Units equal to the amount to which Aggregator would be entitled to receive on account of such LTIP Units if the fair market value of AT Umbrella LLC (as reasonably determined by the managing member of AT Umbrella LLC) was distributed to the members in liquidation of AT Umbrella LLC divided by the amount to which we would be entitled to receive on account of one Class X Umbrella Unit if the fair market value of AT Umbrella LLC (as reasonably determined by the managing member of AT Umbrella LLC) was distributed to the members in liquidation of AT Umbrella LLC (and we shall cancel a number of shares of Class B common stock (and in such event, Aggregator shall surrender to us such shares for cancellation) such that the number of shares of Class B common stock held by Aggregator immediately after such exchange is equal to the number of such Class X Umbrella Units being issued to Aggregator in such exchange), and following such an exchange immediately thereafter exercise their redemption and exchange rights as members of Aggregator as described in the section titled “Organizational Structure.”

Under the Aggregator Limited Liability Company Agreement, shares of our Class B common stock held by Aggregator cannot be transferred except in connection with a redemption of Class X Umbrella Units into shares of our Class A common stock, subject to certain exceptions, such as to permitted transferees.

48

Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Except for certain permitted transfers, including transfers in connection with a redemption of Class X Umbrella Units for Class A Common stock or to certain other permitted transferees or transfers approved by us as the managing member of AT Umbrella LLC, members of AT Umbrella LLC are not permitted to sell, transfer or otherwise dispose of any Class X Umbrella Units or LTIP Units.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will only apply against our directors and officers and their respective affiliates for competing activities related to tax, consulting, valuation, and other services activities.

Anti-Takeover Provisions

Some provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws contain provisions, in addition to our dual class voting structure described above, that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids, including upon Aggregator and its designees and affiliates ceasing to beneficially own 50% of the voting power of our common stock entitled to vote generally on the election of directors and our ceasing to have high-vote common stock after such Triggering Event. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Classified Board

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, prior to the Triggering Event, our Board consists of a single class of directors each of whom will be elected annually at the annual meeting of our stockholders. From and after the Triggering Event, our Board will be divided into three classes, Class I, Class II, and Class III, with members of each class serving staggered three-year terms.

At each annual meeting of stockholders to be held after the Triggering Event, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. We expect that additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board may have the effect of delaying or preventing changes in our control or management.

Action by Written Consent

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, prior to the Triggering Event, stockholder action can be taken by written consent in lieu of a meeting, whereas following the Triggering Event, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

49

Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, voting stock has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an interested stockholder to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that Aggregator, any associate of ours or any of our affiliates, and any direct or indirect transferees of such persons, do not constitute interested stockholders for purposes of this provision.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Stockholder Meetings

Our amended and restated bylaws provide that, except as required by applicable law, prior to the Triggering Event, at the written request of the holders of a majority of the voting power of our capital stock, a special meeting of stockholders may be called, whereas following the Triggering Event, a special meeting of stockholders may be called only by our chairman of the board, chief executive officer, or by a resolution adopted by a majority of our board of directors.

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Requirements for Advance Notice of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors, other than nominations made by or at the direction of the board of directors, or a committee thereof. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

Removal of Directors

Until the Triggering Event, any director may be removed from office at any time, with or without cause, by holders of a majority of the voting power of our outstanding common stock. Our amended and restated certificate of incorporation provides that, after the Triggering Event, no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than 75% of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (i) any derivative claim or cause of action brought on our behalf; (ii) any action asserting a claim of a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the DGCL; (iv) any action arising under or seeking to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended from time to time); (v) any action as to which the DGCL confers jurisdiction to the Court of Chancery; or (vi) any claim or cause of action against us that is governed by the internal affairs doctrine; in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. If and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware shall be the sole and exclusive forum for the foregoing actions or proceedings.

Our amended and restated certificate of incorporation further provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. Some companies that adopted a similar federal district court forum selection provision were subject to a suit in the Chancery Court of Delaware by stockholders who asserted that the provision is not enforceable. While the Delaware Supreme Court held that such federal district court forum selection provision was in fact valid, there can be no assurance that federal courts or other state courts will follow the holding of the Delaware Supreme Court or determine that our federal district court forum selection provision should be enforced in a particular case. These choice of forum provisions do not apply to actions brought to enforce a duty or liability created by the Exchange Act. We intend for the choice of forum provision regarding claims arising under the Securities Act to apply despite the fact that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act. Our exclusive forum provision will not relieve us of our duties to comply with

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. These exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find such provisions contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. These exclusive forum provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act.

Amendment of Charter and Bylaw Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws provide that, after the Triggering Event, the affirmative vote of holders of 75% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, business combinations and amendment of our certificate of incorporation and bylaws.

The provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board of directors and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120 and its phone number is 651-328-4405.

Listing

Our Class A common stock is listed on the NYSE under the trading symbol “ANDG.”

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our Class A common stock issued pursuant to this offering. All prospective non-U.S. holders of our Class A common stock should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our Class A common stock. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our Class A common stock (other than an entity or arrangement that is treated as a partnership or pass-through entity for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons,” as defined under the Code (as defined below) have the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election to be treated as a United States person under applicable U.S. Treasury Regulations.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, temporary and proposed U.S. Treasury Regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, each as in effect as of the date of this prospectus, and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or different interpretation could alter the tax considerations to non-U.S. holders described in this prospectus. In addition, there can be no assurance that the IRS will not challenge one or more of the tax considerations described in this prospectus. This discussion assumes that a non-U.S. holder holds shares of our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income taxation that may be important or relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of the Medicare contribution tax on net investment income, any U.S. non-income taxes, such as estate or gift taxes, any U.S. alternative minimum taxes, the impact of the special tax accounting rules under Section 451(b) of the Code, or any state, local or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as taxpayers that have elected mark-to-market accounting, insurance companies, tax-exempt organizations, government organizations, financial institutions, brokers or dealers in securities, “foreign controlled foreign corporations,” “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, tax-qualified retirement plans and “qualified foreign pension funds” as defined in Section 897(1)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, non-U.S. holders that hold our Class A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, holders who own, actually or constructively, more than 5% of our Class A common stock, certain former U.S. citizens or long-term residents, and persons who acquire our Class A common stock through the exercise of an option or otherwise as compensation).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner (or equivalent) therein will generally depend on the status of the partner and the activities of the partnership. Partnerships and partners holding our Class A

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

common stock should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

We have not sought and will not seek any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, or that any such challenge would not be sustained by a court.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DISCUSSION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK. INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. INCOME AND NON-INCOME TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE IMPACT OF TAX TREATIES.

Dividends

We have no present intention to make distributions on our Class A common stock. If we do pay dividends on shares of our Class A common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our Class A common stock. Any amount distributed in excess of basis will be treated as capital gain and will be subject to the treatment described below under “-Gain on Sale or Other Disposition of Class A Common Stock.” Any distributions will also be subject to the discussion below under “-Backup Withholding and Information Reporting” and “-Foreign Account Tax Compliance Act.”

Any dividend paid to a non-U.S. holder on our Class A common stock that is not effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might apply at a reduced rate, however, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a properly completed and executed IRS Form W-8BEN, W-8BEN-E or other appropriate series of IRS Form W-8, as applicable (or any successor form thereof) to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the non-U.S. holder’s agent. The non-U.S. holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. Any such certification provided to us or our paying agent, either directly or through other intermediaries, must be updated periodically. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, are generally not subject to U.S. withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with an IRS Form W-8ECI (or any successor form) properly certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Such effectively connected dividends, although not subject to withholding tax, are taxed

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

at the same U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, such dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty subject to adjustments.

Gain on Sale or Other Disposition of Class A Common Stock

Subject to the discussion below under “-Backup Withholding and Information Reporting” and “-Foreign Account Tax Compliance Act,” non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of our Class A common stock unless:

•

the gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our Class A common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses of such non-U.S. holder, if any, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses, even though the individual is not considered a resident of the United States); or

•	the rules of the Foreign Investment in Real Property Tax Act (“FIRPTA”) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our Class A common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation” as defined in the Code (“USRPHC”). In general, we would be a USRPHC if the fair market value of our interests in U.S. real property comprised at least half of the sum of the fair market value of our worldwide real property plus our business assets. Although there can be no assurance, we do not believe that we have been or are a USRPHC and we do not anticipate becoming one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock by a non-U.S. holder will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable U.S. Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period.

If any gain from the sale, exchange or other disposition of our Class A common stock, (i) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment or fixed base maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject also to a “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the amount of distributions paid to, and any tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

such distribution constituted a dividend or withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding for dividends on our Class A common stock paid to such holder unless such non-U.S. holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payer does not have actual knowledge or reason to know that such holder is a United States person) or otherwise establishes an exemption. Generally, a non-U.S. holder will comply with such procedures if it provides a properly completed and executed IRS Form W-8BEN, W-8BEN-E, or W-8ECI or other appropriate series of IRS Form W-8, as applicable (or any successor form thereof), or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under the heading “-Dividends,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our Class A common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of Class A common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the IRS and impose backup withholding on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. holder (and the payer does not have actual knowledge or reason to know that such holder is a United States person) or otherwise establishes an exemption.

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally may be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Foreign Account Tax Compliance Act

Under the Foreign Account Tax Compliance Act and related U.S. Treasury guidance (“FATCA”), withholding tax of 30% applies to certain payments to foreign financial institutions, investment funds and certain other non-U.S. persons that fail to comply with certain information reporting and certification requirements pertaining to their direct and indirect U.S. stockholders and/or U.S. accountholders and do not otherwise qualify for an exemption. Under applicable U.S. Treasury Regulations and IRS guidance, this withholding currently applies to payments of dividends, if any, on, and, subject to the proposed U.S. Treasury Regulations discussed below, gross proceeds from the sale or other disposition of, our Class A common stock. An intergovernmental agreement between the United States and a foreign country may modify the requirements described in this paragraph.

Although withholding under FATCA would have applied to payments of gross proceeds from the sale or other disposition of our Class A common stock, proposed U.S. Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers (including us and our paying agent) generally may rely on these proposed U.S. Treasury Regulations until final U.S. Treasury Regulations are issued.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF WITHHOLDING UNDER FATCA TO THEIR INVESTMENT IN OUR CLASS A COMMON STOCK. THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. INCOME AND NON-INCOME TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING ANY TAX REPORTING REQUIREMENTS AND THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Robert W. Baird & Co. Incorporated and Truist Securities, Inc. are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Name	Number of Shares
Robert W. Baird & Co. Incorporated
Truist Securities, Inc.

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares of Class A common stock described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $   per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to     additional shares of Class A common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The estimated offering expenses, exclusive of the underwriting discounts and commissions, are approximately $   million. All of such offering expenses for this offering will be paid for or otherwise borne by the selling stockholders. The selling stockholders have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $   .

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our Class A common stock is listed on the NYSE under the trading symbol “ANDG.”

We, our directors and officers and the selling stockholders have agreed and entered, or will enter, into lock-up agreements pursuant to which, without the prior written consent of Robert W. Baird & Co. Incorporated and Truist Securities, Inc. on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 90 days after the date of this prospectus (the restricted period):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or units of AT Umbrella beneficially owned or any securities convertible into or exercisable or exchangeable for shares of common stock or units of AT Umbrella (collectively, the lock-up securities);

•	submit or file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any hedging, swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the lock-up securities;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person have agreed that, without the prior written consent of Robert W. Baird & Co. Incorporated and Truist Securities, Inc. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

With respect to us, the restrictions described in the immediately preceding paragraph do not apply to:

•	the issuance, transfer, redemption or exchange of securities in connection with the transactions described in this prospectus;

•

the issuance of membership interests (including, without limitation, profits interest units) by AT Umbrella LLC to Andersen Aggregator LLC and the corresponding issuance of shares of Class B common stock by us to Andersen Aggregator LLC and membership interests (including, without limitation, profits interest units) by Andersen Aggregator LLC to persons that (i) become members of Andersen Aggregator LLC and party to the Aggregator Limited Liability Company Agreement in 2026 or (ii) are current members of Andersen Aggregator LLC and party to the Aggregator Limited Liability Company Agreement and receive such membership interests during the restricted period;

•

the issuance of shares of common stock by us or membership interests by AT Umbrella upon the exercise of an option or profits interest unit, conversion or vesting and settlement of a security outstanding on the date of this prospectus, or the redemption or exchange of membership interests of AT Umbrella, as described in this prospectus, provided that each recipient of common stock pursuant to this clause shall execute a lock-up agreement;

•

the grant of options or any other type of equity award described in this prospectus, or the issuance of shares of common stock by us (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors or consultants pursuant to employee benefit plans in effect on the date hereof and described in this prospectus; provided that each recipient of common stock pursuant to this clause shall execute a lock-up agreement;

•

the filing of a registration statement on Form S-8 relating to the issuance, vesting, exercise or settlement of equity awards granted or to be granted pursuant to any employee benefit plan in effect on the date hereof and described in this prospectus;

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period; or

•

the sale or issuance of or entry into an agreement to sell or issue common stock or any securities convertible into or exercisable or exchangeable for common stock in connection with one or more mergers, acquisitions of securities, businesses, property or other assets, products or technologies, joint ventures, commercial relationships or other strategic corporate transactions or alliances; provided that the aggregate amount of common stock or any securities convertible into or exercisable or exchangeable for common stock (on an as-converted, as-exercised or as-exchanged basis) that we may sell or issue or agree to sell or issue pursuant to this clause shall not exceed 10% of the total number of shares of our common stock issued and outstanding immediately following the completion of the transactions contemplated by this offering determined on a fully-diluted basis and assuming that all outstanding membership interests in AT Umbrella LLC that are redeemable for shares of Class A common stock are so redeemed.

With respect to our directors and officers and the selling stockholders, the restrictions described above do not apply to:

(a)  transactions relating to securities acquired in this offering or in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act or other public announcement shall be required or shall be voluntarily made in connection with subsequent sales of securities acquired in this offering or such open market transactions;

(b)  transfers of lock-up securities (i) as a bona fide gift or to a charitable organization or educational institution or (ii) for bona fide estate planning purposes, in each case, in a transfer not involving a disposition for value;

(c)  transfers or dispositions of lock-up securities to any member of the immediate family of the lock-up party or any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or if the lock-up party is a trust, to a trustor, trustee or any beneficiary (including such trustor, trustee or beneficiary’s estate) in a transaction not involving a disposition for value;

(d)  distributions, transfers or dispositions of lock-up securities to any corporation, partnership, limited liability company, other entity that is an affiliate of the lock-up party or of which all of the beneficial ownership interests of which are held by the lock-up party or the immediate family of the lock-up party in a transaction not involving a disposition for value;

(e)  transfers or dispositions of lock-up securities (i) by will, other testamentary document or intestate succession and (ii) by operation of law including, without limitation, pursuant to orders of a court or regulatory agency, in connection with a negotiated divorce settlement, pursuant to a qualified domestic relations order or by other court order;

(f)  to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under paragraphs (b) through (e) above;

(g)  distributions, transfers or dispositions of lock-up securities to limited partners or stockholders of the lock-up party;

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(h)  the establishment of a trading plan on behalf of our shareholders, officers or directors pursuant to Rule 10b5-1 under the Exchange Act for the transfer of securities, provided that (i) such plan does not provide for the transfer of securities during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up party or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of securities may be made under such plan during the restricted period;

(i)  to the underwriters pursuant to the underwriting agreement; or

(j)  pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction, that is approved by our board of directors, made to all holders of our capital stock involving a change of control; provided, that, in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up securities shall remain subject to the restrictions contained in the lock-up agreement;

provided, in the case of any transfer, disposition or distribution pursuant to clauses (b) through (g) above, that (i) each transferee, donee or distributee shall sign and deliver a lock-up agreement and (ii) no public announcement or filing under Section 16(a) of the Exchange Act or any other public filing or disclosure reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period, other than any Schedule 13G, 13D or Form 13F (or any amendments to such schedules or forms) with respect to such transfer, disposition or distribution (other than, in the case of a transfer or other disposition pursuant to clause (b), (e) or (g), to the extent such transfer or other disposition is to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clause (b), (e) or (g), above, if the lock-up party is subject to Section 16 reporting with respect to us under the Exchange Act and any Form 4 or Form 5 is required to be filed under the Exchange Act, any such filing will indicate by footnote disclosure or otherwise the nature of the transfer or disposition).

Robert W. Baird & Co. Incorporated and Truist Securities, Inc., in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares of Class A common stock. The underwriters can close out a covered short sale by exercising their option to purchase additional shares of Class A common stock or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares of Class A common stock. The underwriters may also sell shares in excess of the option to purchase additional shares of Class A common stock, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

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A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

(a)	to any qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or publish an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom except that the shares may be offered to the public in the United Kingdom at any time:

(a)	where the offer is conditional on the admission of the shares to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR);

(b)	to any qualified investor as defined under paragraph 15 of Schedule 1 of the POATR;

(c)

to fewer than 150 persons (other than qualified investors as defined under paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication to any person which presents sufficient information on: (a) the shares to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the shares and the expressions “POATR” means the Public Offers and Admissions to Trading Regulations 2024.

Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX), or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated

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Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to us, the offering, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offering of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offering of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (Exempt Investors), who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring the shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated

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Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of Class A common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728—1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the Addressed Investors); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the Qualified Investors). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for Class A common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered Class A common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued Class A common stock; (iv) that the shares of Class A common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated

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LEGAL MATTERS

The validity of the shares of Class A common stock being offered by this prospectus will be passed upon for Andersen Group Inc. by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of Andersen Group Inc. as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025 incorporated by reference in this Prospectus and in the Registration Statement have been so incorporated in reliance on the report of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of Class A common stock being offered by this prospectus, which constitutes a part of the registration statement. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the shares of Class A common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We are subject to the information reporting requirements of the Exchange Act, and as a result file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information are available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.andersen.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part.

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated

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INFORMATION INCORPORATED BY REFERENCE

The rules of the SEC allow us to incorporate information into this prospectus by reference. This means that we can disclose important information to you by referring you to another document. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents listed below.

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 27, 2026;

•

the portions of our definitive proxy statement on Schedule 14A filed with the SEC on April 30, 2026, that were incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the SEC on May 12, 2026; and

•	our Current Reports on Form 8-K filed with the SEC on April 28, 2026, June 23, 2026 and June 29, 2026.

Any statement made in this prospectus or in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed as so modified or superseded, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at www.sec.gov. Our filings with the SEC, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and exhibits incorporated in and amendments to those reports, are also available free of charge on our website (www.andersen.com) as soon as reasonably practicable after they are filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not a part of this prospectus and is not incorporated by reference herein. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus. You should direct requests for those documents to:

Andersen Group Inc.

333 Bush Street, Suite 1700

San Francisco, California 94104

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Andersen Group Inc. has requested confidential treatment of this registration statement and associated

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    Shares

Class A Common Stock

Preliminary Prospectus

   , 2026

Baird	Truist Securities

Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of the Class A common stock being registered. The selling stockholders will bear all of the expenses of the offering. All amounts shown are estimates except for the Securities and Exchange Commission (SEC), registration fee, and the Financial Industry Regulatory Authority (FINRA), filing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian, transfer agent and registrar fees		*
Miscellaneous expenses		*

Total expenses	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (DGCL) authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).

As permitted by the DGCL, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of our directors and officers. The amended and restated certificate of incorporation provides that our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director or officer, to the fullest extent permitted under the DGCL, as amended from time to time.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any director, officer, employee, or agent for any liability, whether or not Delaware law would otherwise permit indemnification.

We have entered into indemnification agreements with each of our directors and executive officers and certain other key employees, a form of which is attached as Exhibit 10.1. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of our directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws. In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Reference is made to the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities.

We currently carry and intend to continue to carry liability insurance for our directors and officers.

Item 15. Recent Sales of Unregistered Securities.

In December 2025, in connection with the reorganization transactions, we issued 98,302,500 shares of our Class B common stock to Andersen Aggregator LLC. Also in December 2025, we issued 976,563 shares of our Class B common stock to Andersen Aggregator LLC in connection with our earlier appointment of additional Managing Directors during 2025, and Andersen Aggregator LLC issued corresponding Aggregator LTIP Units to such Managing Directors. In April 2026, we issued 707,823 shares of our Class B common stock to Andersen Aggregator LLC in connection with certain LTIP Unit grants made to certain Managing Directors. The shares of Class B common stock described above were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering. No underwriters were involved in the transactions.

During the first quarter of 2026, we entered into a definitive agreement for a business combination with one Andersen Global member firm located in Canada. In May 2026, we announced that we had closed the acquisition of tax firms in Ireland and New Zealand, a tax firm and a consulting firm in Nigeria, and a tax firm and a law firm in Uruguay (the Closed Transactions), and signed an agreement for the acquisition of a tax firm in Switzerland. The business combination in Canada and the Switzerland acquisition are both expected to close in the third quarter of 2026, subject to the satisfaction of certain closing conditions. As consideration for the Closed Transactions, we issued a total of 822,214 shares of Class A common stock (the Closing Shares). We expect to issue approximately 108,517 shares of Class A common stock for the Canada transaction and approximately 32,566 shares of Class A common stock for the Switzerland acquisition (collectively, the Pending Shares and together with the Closing Shares, the Consideration Shares). The Consideration Shares were valued at $27.8 million for accounting purposes. The sale of the Pending Shares and the sale and issuance of the Closing Shares were made pursuant to transactions not involving an underwriter, and were not or will not be registered under the Securities Act, as applicable, in reliance upon Regulation S of the Securities Act.

The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement.*

3.1	Amended and Restated Certificate of Incorporation of Andersen Group Inc. (incorporated herein by reference to Exhibit 3.1 to the Company’s S-1 filed with the SEC on December 8, 2025).

3.2	Amended and Restated Bylaws of Andersen Group Inc. (incorporated herein by reference to Exhibit 3.2 to the Company’s 8-K filed with the SEC on December 22, 2025).

5.1	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.*

10.1	Form of Indemnification Agreement by and between Andersen Group Inc. and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the Company’s S-1 filed with the SEC on December 8, 2025).

10.2	Limited Liability Company Agreement of AT Umbrella LLC, dated as of December 16, 2025, by and among Andersen Group Inc., AT Umbrella LLC, and Andersen Aggregator LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s 8-K filed with the SEC on December 22, 2025).

10.3	Amendment No. 1 to the Limited Liability Company Agreement of AT Umbrella LLC dated March 24, 2026 (incorporated herein by reference to Exhibit 10.3 to the Company’s 10-K filed with the SEC on March 27, 2026).

10.4	Managing Director Matters Agreement, dated as of December 16, 2025, by and between Andersen Group Inc. and Andersen Aggregator LLC (incorporated herein by reference to Exhibit 10.2 to the Company’s 8-K filed with the SEC on December 22, 2025).

10.5	Tax Receivable Agreement, dated as of December 16, 2025, by and between Andersen Group Inc. and Andersen Aggregator LLC (incorporated herein by reference to Exhibit 10.3 to the Company’s 8-K filed with the SEC on December 22, 2025).

10.6	Form of CA Promissory Note issued by AT Umbrella LLC to Andersen Aggregator LLC (incorporated herein by reference to Exhibit 10.5 to the Company’s S-1 filed with the SEC on December 8, 2025).

10.7	HO Promissory Note issued by AT Umbrella LLC to Andersen Aggregator LLC (incorporated herein by reference to Exhibit 10.5 to the Company’s 8-K filed with the SEC on December 22, 2025).

10.8	2025 Equity Incentive Plan and forms of equity agreements thereunder (incorporated herein by reference to Exhibit 10.7 to the Company’s S-1 filed with the SEC on December 8, 2025).

10.9	Offer Letter, by and between Andersen Group Inc. and Mark Vorsatz (incorporated herein by reference to Exhibit 10.8 to the Company’s S-1 filed with the SEC on December 8, 2025).

10.10	Offer Letter, by and between Andersen Group Inc. and Neal Livingston (incorporated herein by reference to Exhibit 10.9 to the Company’s S-1 filed with the SEC on December 8, 2025).

10.11	Offer Letter, by and between Andersen Group Inc. and Daniel DePaoli (incorporated herein by reference to Exhibit 10.10 to the Company’s S-1 filed with the SEC on December 8, 2025).

10.12	Offer Letter, by and between Andersen Group Inc. and Peter Coscia (incorporated herein by reference to Exhibit 10.11 to the Company’s S-1 filed with the SEC on December 8, 2025).

10.13	Offer Letter, by and between Andersen Group Inc. and William Deckelman (incorporated herein by reference to Exhibit 10.12 to the Company’s S-1 filed with the SEC on December 8, 2025).

Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

10.14	Offer Letter, by and between Andersen Group Inc. and Joseph Karczewski (incorporated herein by reference to Exhibit 10.13 to the Company’s S-1 filed with the SEC on December 8, 2025).

10.15	Offer Letter, by and between Andersen Group Inc. and Dorice Pepin (incorporated herein by reference to Exhibit 10.14 to the Company’s S-1 filed with the SEC on December 8, 2025).

10.16	Offer Letter, by and between Andersen Group Inc. and Susan Decker (incorporated herein by reference to Exhibit 10.3 to the Company’s 10-Q filed with the SEC on May 12, 2026).

10.17	Lease Agreement by and between 333 Bush, L.L.C. and Andersen Tax LLC (incorporated herein by reference to Exhibit 10.15 to the Company’s S-1 filed with the SEC on December 8, 2025).

10.18	Credit Agreement dated June 25, 2026 among Andersen Tax LLC, an indirect subsidiary of Andersen Group Inc. and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated herein by reference to Exhibit 10.1 to the Company’s 8-K filed with the SEC on June 29, 2026).

10.19	Subordination Agreement dated June 25, 2026 among AT Umbrella LLC, Andersen Aggregator LLC and JPMorgan Chase Bank, N.A. (incorporated herein by reference to Exhibit 10.2 to the Company’s 8-K filed with the SEC on June 29, 2026).

10.20	Pledge and Security Agreement dated June 25, 2026 by and among Andersen Tax LLC, Andersen Tax Holdings LLC, Andersen Group Inc., AT Umbrella LLC, Andersen Global Mobility LLC, and JPMorgan Chase Bank, N.A. (incorporated herein by reference to Exhibit 10.3 to the Company’s 8-K filed with the SEC on June 29, 2026).

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form S-1 filed on December 8, 2025).

23.1	Consent of BDO USA, P.C., independent registered public accounting firm.*

23.2	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (included as part of Exhibit 5.1).*

24.1	Power of Attorney (included on signature pages to this Registration Statement).*

107	Filing Fee Table.*

*	To be filed by amendment.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or related notes, which are incorporated herein by reference.

Item 17. Undertakings.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Andersen Group Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on the day of    , 2026.

ANDERSEN GROUP INC.

By:
Mark Vorsatz
Chief Executive Officer and Chairman

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark Vorsatz and Neal Livingston, and each of them, his or her true and lawful agent, proxy, and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign, and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Mark Vorsatz	Chief Executive Officer and Chairman (Principal Executive Officer)	, 2026

Neal Livingston	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2026

Susan Decker	Director	, 2026

Robert V. Gunderson, Jr.	Director	, 2026

John R. Joyce	Director	, 2026

Joseph Karczewski	Director	, 2026

John F. Nicolai	Director	, 2026

Ronald L. Olson	Director	, 2026

Dorice E. Pepin	Director	, 2026